EXHIBIT 2.1

EXECUTION COPY

ASSET PURCHASE AGREEMENT

among

HUDSON HIGHLAND GROUP, INC.,

HUDSON GLOBAL RESOURCES HOLDINGS, INC., and

HUDSON GLOBAL RESOURCES MANAGEMENT, INC.

and

SYSTEM ONE HOLDINGS, LLC

Dated as of February 4, 2008

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6.4.	Closing Deliveries.	32

7. CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLERS		32
7.1.	Accuracy of Representations; Performance of Obligations	32
7.2.	No Orders.	32
7.3.	Closing Deliveries.	32

8. INDEMNIFICATION		32
8.1.	Indemnification by Parent.	32
8.2.	Indemnification By Buyer	34
8.3.	Procedures Relating to Indemnification Between Buyer and Parent	34
8.4.	Procedures Relating to Indemnification for Third Party Claims	35
8.5.	Insurance and Tax Effect	36
8.6.	Exclusive Remedy	36

9. CLOSING		37
9.1.	Closing Date	37
9.2.	Documents to be Delivered by Sellers	37
9.3.	Documents to be Delivered by Buyer	38

10. [INTENTIONALLY OMITTED]		38

11. MISCELLANEOUS		38
11.1.	Publicity	38
11.2.	Fees and Expenses	39
11.3.	Notices	39
11.4.	Binding Effect; Benefit	40
11.5.	Assignability	40
11.6.	Amendment	40
11.7.	Waiver	40
11.8.	Exhibits and Schedules	41
11.9.	Knowledge	41
11.10.	Articles and Section Headings; Table of Contents	41
11.11.	Severability	41
11.12.	No Strict Construction	41
11.13.	Applicable Law	41
11.14.	Jurisdiction; Venue; Waiver of Jury Trial	41
11.15.	Entire Agreement; Exclusivity of Agreement	42
11.16.	Counterparts	42
11.17.	Definitions and Other Interpretive Matters	42

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SCHEDULES

Schedule A	Restrictive Covenants Agreements
Schedule 1.1(a)	Transferred Real Property Leases
Schedule 1.1(b)	Tangible Personal Property
Schedule 1.1(d)	Information Systems and Software
Schedule 1.2(e)	Excluded Contracts
Schedule 1.2(n)	Excluded Assets
Schedule 1.3(d)	Current and Accrued Liabilities
Schedule 1.4(m)	Excluded Liabilities
Schedule 3.1(c)	Governmental Approvals or Notice; Conflicts with Instruments
Schedule 3.1(d)	Financial Statements
Schedule 3.1(e)	Leased Real Property
Schedule 3.1(f)	Liens and Encumbrances
Schedule 3.1(g)	Material Contracts
Schedule 3.1(h)	Legal Proceedings
Schedule 3.1(i)	Employees
Schedule 3.1(j)	Intellectual Property
Schedule 3.1(k)	Government Licenses, Permits and Related Approvals
Schedule 3.1(l)	Conduct of Business in Compliance with Regulatory Requirements
Schedule 3.1(m)	Employee Benefit Plans and Arrangements
Schedule 3.1(n)	Environmental Matters
Schedule 3.1(p)	Tax Matters
Schedule 3.1(q)	Absence of Changes or Events
Schedule 3.1(r)	Absence of Undisclosed Liabilities
Schedule 3.1(s)	Material Customers
Schedule 3.1(t)	Insurance
Schedule 3.2(c)	Governmental Approvals or Notice; Conflicts with Instruments
Schedule 3.2(f)	Buyer Capitalization
Schedule 5.6	Leave of Absence Employees
Schedule 5.7	Noncompetition
Schedule 6.3	Consents
Schedule 11.9	Knowledge of Parent

EXHIBITS

Exhibit A	Form of Management Restrictive Covenants Agreements
Exhibit B	Subordinated Loan Agreement
Exhibit C	Warrant
Exhibit D	Agreed Accounting Principles
Exhibit E	Financing Commitments
Exhibit F	Operating Agreement
Exhibit G	Bill of Sale, Assignment and Assumption Agreement
Exhibit H	Transition Services Agreement
Exhibit I	Trademark Assignment
Exhibit J	Intercreditor Agreement
Exhibit K	Escrow Agreement

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ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT, dated as of February 4, 2008 (this “Agreement”), among HUDSON HIGHLAND GROUP, INC., a Delaware corporation (“Parent”), HUDSON GLOBAL RESOURCES HOLDINGS, INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Holdings”), HUDSON GLOBAL RESOURCES MANAGEMENT, INC., a Pennsylvania corporation and a wholly owned subsidiary of Holdings (“Management;” Parent, Holdings and Management are referred to herein collectively as “Sellers”), SYSTEM ONE HOLDINGS, LLC, a Delaware limited liability company (“Buyer”), and, solely for the purposes of Section 5.11, Troy Gregory.

RECITALS

WHEREAS, Sellers desire to sell to Buyer, and Buyer desires to purchase and assume from Sellers, substantially all of the assets and liabilities of the engineering and technical staffing division of Sellers (the “Business”), upon the terms and subject to the conditions of this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, the members of the management team of the Business identified on Schedule A, annexed hereto and made a part hereof, have entered into restrictive covenants agreements with Buyer, in the form of Exhibit A, which will become effective upon the Closing; and

WHEREAS, capitalized terms used but not defined in the context of the Section in which such terms first appear shall have the meaning set forth in Section 11.17(a).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Purchase and Sale of Assets; Assumption of Liabilities

1.1. Transfer of Assets. On the basis of the representations, warranties, covenants and agreements and subject to the satisfaction or waiver of the conditions set forth in this Agreement, on the Closing Date and subject to the provisions of Section 1.2, Sellers shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase and acquire from Sellers, all of Sellers’ right, title and interest in the assets, rights, properties, claims, contracts, business and goodwill of Sellers at the Closing Date that are utilized primarily in the Business of every kind, nature, character and description, tangible and intangible, real, personal or mixed, wherever located, including, without limiting the foregoing, the following (hereinafter referred to collectively as the “Assets”):

(a) Rights under the leases with respect to real property leased by Sellers identified on Schedule 1.1(a), together with all improvements and fixtures thereon;

(b) All office equipment, furniture, phone systems, personal computers, supplies and other tangible personal property (x) located and utilized in each office location identified on Schedule 1.1(a), and/or (y) identified on Schedule 1.1(b), in each case, which is owned by Sellers and utilized primarily in the Business;

(c) All Sellers Intellectual Property (other than Sellers Intellectual Property specifically identified as an Excluded Asset on Schedule 3.1(j));

(d) All management information systems and software related primarily to the ownership of the Assets, including, for the avoidance of doubt, all such systems and software set forth on Schedule 1.1(d);

(e) Rights under all contracts, arrangements, agreements, purchase or sale commitments for materials and services, advertising and promotional agreements, leases and other agreements (“Contracts”) to which a Seller is a party or by which a Seller is bound that are primarily related to the Business, whether or not entered into in the ordinary course of the Business, including those Contracts set forth on Schedule 3.1(g), but excluding those Contracts listed on Schedule 1.2(e) (the Contracts described in Section 1.1(a) and this Section 1.1(e) are hereinafter referred to as the “Assumed Contracts”);

(f) All licenses, permits or franchises issued by any federal, state or municipal authority relating primarily to the development, use, maintenance or occupation of the Business (“Business Permits”);

(g) Accounts receivable of Sellers (whether or not billed) to the extent attributable to services of the Business, excluding all intercompany receivables and the Hershey Receivables;

(h) All prepaid expenses, deposits and other accruals and all rights to goods and services and all other economic benefits arising out of prepayments, payments in advance and deposits by Sellers, to the extent related primarily to the Business;

(i) Records to the extent related exclusively to, or containing information exclusively about, the Business or the other Assets described in this Section 1.1;

(j) All claims for collection, indemnity rights and other claims and causes of action arising out of occurrences before or after the Closing and other intangible rights and assets in each case relating primarily to the other Assets described in this Section 1.1 or to the Assumed Liabilities;

(k) All rights and claims of the Sellers, whether mature, contingent or otherwise, against third parties, whether in tort, contract or otherwise, including, without limitation, causes of action, unliquidated rights and claims under or pursuant to all warranties, representations and guarantees made by manufacturers, suppliers or vendors, claims for refunds, rights of off-set and credits of all kinds and all other general intangibles, in each case, only to the extent relating primarily to or used primarily in connection with the Business; provided, however, that such rights and claims shall not include rights and claims established by this Agreement or the other agreements contemplated hereby; and

(l) All goodwill generated by or associated with the Business.

1.2. Excluded Assets. It is expressly understood and agreed that the Assets shall not include the following (collectively, the “Excluded Assets”):

(a) Any equity interest in Holdings or Management and any rights in each Seller’s franchise to be a corporation, its charter, corporate seal, stock books, minute books and other corporate records relating to the corporate organization and capitalization of such Seller;

(b) Any of the Business’ assets that are consumed, sold or disposed of in the ordinary course of business consistent with past practice;

(c) Any refunds or credits with respect to any Taxes paid or incurred by Sellers (plus any related interest received or due from the relevant taxing authority), any prepaid Taxes of Sellers and any other rights related to Taxes paid or incurred by the Sellers with respect to any Pre-Closing Tax Periods;

(d) Any assets of Sellers not utilized primarily in the Business and all rights of Sellers under this Agreement or related to the transactions contemplated by this Agreement;

(e) Sellers’ right, title and interest in and to the Contracts listed on Schedule 1.2(e);

(f) All intercompany receivables and the Hershey Receivables of Sellers;

(g) Cash and cash equivalents or similar type investments, deposits in transit, certificates of deposit, treasury bills and other marketable securities of Sellers, whether or not reflected as assets of the Business;

(h) Any rights in or to the use of the name, mark, trade name, trademark or service mark incorporating “Hudson” and any corporate symbols or logos related thereto, except to the extent provided in Section 5.8;

(i) Any insurance policies, or rights under such policies, held by Sellers;

(j) Any rights of Sellers with respect to (i) any Benefit Plan or Benefit Arrangement that is a defined benefit or defined contribution retirement plan or (ii) any assets held under the trust agreement or other funding arrangement related to any Benefit Plan or Benefit Arrangement that is a defined benefit or defined contribution retirement plan;

(k) All Records of Sellers (i) relating to accounting or financial matters or to Taxes or associated returns other than Records transferred to Buyer pursuant to Section 1.1(i), (ii) relating primarily to any of the other Excluded Assets described in this Section 1.2 or (iii) that do not contain information exclusively about or relating exclusively to the Business or the Assets described in Section 1.1;

(l) All prepaid items (including security deposits), claims for collection, indemnity rights and other claims and causes of action arising out of occurrences before or after the Closing and other intangible rights relating primarily to the other Excluded Assets described in this Section 1.2 or to the Excluded Liabilities described in Section 1.4, and all privileges relating thereto;

(m) All medical records of Business Employees that are not permitted by Law to be transferred to Buyer; and

(n) Any assets identified on Schedule 1.2(n).

1.3. Assumed Liabilities. Subject to the terms and conditions of this Agreement, on the Closing Date, Buyer shall assume and agree to pay, perform and discharge when due, subject to the provisions of Section 1.5, all of the Liabilities of Sellers to the extent relating to the Business or the Assets, whether arising before or after the Closing Date, to the extent the same are unpaid, undelivered or unperformed on the Closing Date, but only (except in the case of Section 1.3(c)) to the extent such Liabilities are, in the case of Liabilities that GAAP requires to be included in financial statements, both (x) liabilities of the type included in or reflected on the Financial Statements or the Recent Balance Sheet, and (y) included in the Net Working Capital calculation (collectively, the “Assumed Liabilities”), including:

(a) All Liabilities arising under the Assumed Contracts;

(b) All Liabilities arising under the Business Permits;

(c) All Liabilities that arise on account of Buyer’s conduct of the Business, use of the Assets and/or delivery of services by Buyer, in each case, on or after the Closing Date, including Liabilities associated with continuing the litigation set forth in Item 1 of Schedule 3.1(h);

(d) All current Liabilities and accrued Liabilities (excluding Taxes described in Section 1.4(a)) identified on Schedule 1.3(d) and all other current Liabilities and accrued Liabilities (excluding Taxes described in Section 1.4(a)) of the type identified on Schedule 1.3(d) that are incurred in the ordinary course of business and included in the Net Working Capital calculation; and

(e) All other Liabilities included in the Net Working Capital calculation and not otherwise listed above.

Buyer is not assuming, nor shall it be deemed to have assumed, any other Liabilities of Sellers of any kind or nature whatsoever, except as expressly provided in this Agreement or any instrument delivered pursuant to Section 9.3(b).

1.4. Excluded Liabilities. It is expressly understood and agreed that Assumed Liabilities shall not include the following Liabilities of Sellers (collectively, the “Excluded Liabilities”):

(a) All Liabilities for Taxes imposed on or relating to (i) any Seller (including, without limitation, any liability for Taxes of any person other than such Seller under Treas. Reg. Sec. 1.1502-6 or any comparable provision of state, local or foreign law, as a transferee or successor, by contract, or otherwise, including without limitation any indemnification obligation), the Business, or the Assets or the use thereof for any Pre-Closing Tax Period (or any portion thereof) other than liabilities included in the Net Working Capital calculation, and (ii) any Seller after the Closing Date;

(b) All intercompany Liabilities and Liabilities arising under or related to any indebtedness for borrowed money;

(c) Liabilities covered by the insurance policies of Sellers in effect on or prior to the Closing Date, but only to the extent Sellers receive proceeds thereunder from third party insurers; provided, however, that, after the Closing Date, if any third party insurer seeks recoupment, refund or return of such proceeds from Buyer, then any such Liability to such third party insurer shall be deemed an Excluded Liability;

(d) Liabilities arising under any special incentive or other bonus agreements or arrangements between any Seller and any of its employees relating exclusively to the consummation of the transactions contemplated by this Agreement, including without limitation liabilities under the Retention Bonus Agreements entered into and to-be-entered into between Parent and the persons identified on Schedule 1.2(e), including without limitation liabilities for any severance payments thereunder;

(e) All Liabilities that do not arise primarily out of or relate primarily to the Business or the Assets except as otherwise provided herein;

(f) Any Liability arising under or otherwise relating to any Benefit Plan or Benefit Arrangement, none of which plans or arrangements are being assumed by Buyer, other than liabilities of the type listed on Exhibit B to Schedule 1.3(d) that are included in the Net Working Capital calculation;

(g) Liabilities arising under the Contracts listed on Schedule 1.2(e); and

(h) Any Liability for any claim incurred or asserted by a Business Employee prior to the Closing, regardless of whether such claim is made or filed before or after the Closing, including without limitation Liabilities based upon breach of employment contract, employment discrimination, wrongful termination, wage and hour or health and safety requirements, workers compensation, ERISA, the Consolidated Omnibus Budget Reconciliation Act, the Worker Adjustment Retraining Notification Act of 1988, as amended, the Occupational Safety and Health Act of 1970, as amended, constructive termination, wrongful termination, failure to give reasonable notice or pay-in-lieu-of-notice, severance pay, termination pay, medical (and related) claims of Business Employees covered under Sellers’ health and welfare plans, workers’ compensation claims, and accrued vacation of Business Employees up to and including the Closing Date, other than liabilities of the type listed on Exhibit B to Schedule 1.3(d) that are included in the Net Working Capital calculation;

(i) All Liabilities other than liabilities included in the Net Working Capital calculation relating to independent contractors or independent subcontractors of the Business issued a Form 1099 (“1099 Contractors”) or independent contractors or employees hired or retained and paid by the Business on an hourly basis to perform services for the Business regardless of whether or not such independent contractors or employees are performing such services (“Bench Employees”);

(j) All Liabilities relating to actions, suits, proceedings, disputes, claims or investigations arising primarily out of or related primarily to the Business or the Assets relating to actions taken, or conduct occurring, prior to the Closing Date, other than Liabilities associated with continuing the litigation set forth in Item 1 of Schedule 3.1(h);

(k) All Liabilities of Sellers for any violation of or failure to comply with Laws or Orders;

(l) All Liabilities relating to any rebate amounts owing to any customers of the Business for any work performed by Sellers prior to the Closing Date to the extent such liabilities are not included in the Net Working Capital calculation;

(m) Any Liabilities identified on Schedule 1.4(m); and

(n) All Liabilities of the Sellers, including all Liabilities relating to the operation or ownership of the Business or the Assets prior to the Closing Date, which are not otherwise expressly identified as an “Assumed Liability” in Section 1.3.

1.5. Nonassignable Contracts and Rights. Notwithstanding anything to the contrary in this Agreement, no Contracts, properties, rights or other assets of Sellers shall be deemed sold, transferred or assigned to Buyer pursuant to this Agreement if the attempted sale, transfer or assignment thereof to Buyer without the consent or approval of another party or Government Entity would be ineffective or would constitute a breach of Contract or a violation of any Law or would in any other way materially adversely affect the rights of Sellers (or Buyer as transferee or assignee) and such consent or approval is not obtained on or prior to the Closing Date. In such case, to the extent possible, (a) the beneficial interest in or to such Contracts, properties, rights or other assets (collectively, the “Beneficial Rights”) shall in any event pass as of the Closing Date to Buyer under this Agreement; and (b) pending such consent or approval, and so long as Sellers transfer and turn over all Beneficial Rights with respect to each such Contract, Buyer shall assume or discharge the Liabilities of Sellers under such Beneficial Rights (to the extent such obligations are Assumed Liabilities) as agent for Sellers, and Sellers shall act as Buyer’s agent in the receipt of any benefits, rights or interest received from the Beneficial Rights. Buyer and Sellers shall use their commercially reasonable efforts (provided that no party shall be required to expend any money (other than reasonable attorney’s fees), incur any liability, commence any litigation or offer or grant any accommodation (financial or otherwise) to any third party), to obtain and secure any and all consents and approvals that may be necessary to effect the legal and valid sale, transfer or assignment of the Contracts, properties, rights or other assets underlying the Beneficial Rights, including their formal assignment or novation, if advisable. Buyer and Sellers will make or complete such transfers as soon as reasonably possible and cooperate with each other in any other reasonable arrangement designed to provide for Buyer the Beneficial Rights including enforcement at the cost and for the account of Buyer of any and all rights of Sellers against the other party thereto arising out of the breach or cancellation thereof by such other party or otherwise, and to provide for the discharge of any Liability arising under such Contracts, properties, rights or other assets, to the extent such Liability constitutes an Assumed Liability. To the extent any Contract may not be transferred or assigned to Buyer by reason of the absence of any such consent, then, notwithstanding anything in this Agreement to the contrary, Buyer shall not be required to assume any Assumed Liabilities arising under such Contract other than as expressly set forth in clause (b) of the second sentence of this Section 1.5.

2. Payment of Purchase Price; Net Working Capital Adjustment

2.1. Purchase Price and Payment. In consideration for the Assets, and subject to the terms and conditions of this Agreement, Buyer shall on the Closing Date:

(a) assume the Assumed Liabilities as provided in Section 1.3;

(b) issue and deliver to Parent a Subordinated Secured Note in the aggregate principal amount of $5,000,000 (the “Subordinated Note”) pursuant to, and in the form set forth in, the Financing Agreement in the form attached hereto as Exhibit B (the “Subordinated Loan Agreement”);

(c) issue and deliver to Parent a warrant in the form attached hereto as Exhibit C (the “Warrant”);

(d) transfer cash to the Escrow Agent in the amount of $600,000; and

(e) transfer cash to Parent in the amount of $11,561,000 (the “Initial Cash Purchase Price”), subject to the following adjustments:

(i) An increase equal to the amount, if any, by which the Net Working Capital as reflected on the Estimated Closing Statement is greater than the Target Net Working Capital; or

(ii) A reduction equal to the amount, if any, by which the Net Working Capital as reflected on the Estimated Closing Statement is less than the Target Net Working Capital.

The amount of the Initial Cash Purchase Price payable pursuant to this Section 2.1 shall be paid on the Closing Date by wire transfer of immediately available funds to an account Parent has designated, at least two (2) business days prior to the Closing Date, in writing to Buyer.

The value tendered by Buyer pursuant to this Section 2.1, as adjusted pursuant to the provisions of Section 2.2, shall be hereinafter referred to as the “Purchase Price”.

2.2. Determination of Net Working Capital; Post-Closing Adjustment.

(a) Estimated Closing Statement. For purposes of determining an estimate of the Net Working Capital to be reflected on the Closing Statement and the Purchase Price payable by Buyer at the Closing, not less than three (3) business days prior to the Closing Date, Parent shall, in consultation with Buyer, prepare and deliver to Buyer a statement that shall represent Parent’s reasonable estimate of the Closing Statement. In the event Buyer shall object to any of the information set forth on such statement or accompanying schedules as presented by Parent, the parties shall negotiate in good faith and attempt to agree on appropriate adjustments so that such statement and accompanying schedules reflect a reasonable estimate of the Closing Statement and of the Net Working Capital to be reflected on the Closing Statement, but in the absence of such agreement, the good faith determination of the statement by Parent shall control (the statement as agreed to by the parties pursuant to this Section 2.2(a), or in the absence of such agreement, the statement as prepared and delivered by Parent, is herein referred to as the “Estimated Closing Statement”). In connection with the determination of the Estimated Closing Statement, Parent shall provide to Buyer such information and detail as Buyer shall reasonably request.

(b) Closing Statement. Within forty-five (45) days following the Closing, Parent shall prepare, or cause to be prepared, and deliver to Buyer an unaudited statement (the “Closing Statement”), which shall set forth the Net Working Capital as of the Closing Date, and, except as set forth on Exhibit D, shall be prepared (i) in a manner consistent with the preparation of the Recent Balance Sheet as to accounting methods, policies, practices and procedures, with consistent classifications, judgments and estimation methodologies, and otherwise in accordance with GAAP, as in effect on the date of such preparation, except that the Closing Statement shall reflect only the Current Assets and the Current Liabilities, and (ii) based only on the information relating to the content of the Closing Statement that is known to Buyer or Parent on the Closing Date or becomes known by Buyer or Parent prior to the date on which Parent delivers the Closing Statement to Buyer if such information relates to an event that occurred prior to the Closing Date.

(c) Disputes Regarding Closing Statement. Buyer shall, within thirty (30) days after the delivery by Parent of the Closing Statement, complete its review of the Net Working Capital derived from the Closing Statement. If Buyer determines that the Closing Statement has not been prepared in accordance with Section 2.2(b) and Exhibit D, then Buyer shall inform Parent on or before the last day of such thirty (30) day period by delivering a written notice to Parent (“Buyer’s Objection”) (i) setting forth a specific description of the basis of Buyer’s Objection and the adjustments to Net Working Capital that Buyer believes should be made and (ii) only including objections based on mathematical errors or based on the Closing Statement not being prepared in accordance with Section 2.2(b) and Exhibit D. Parent shall then have thirty (30) days to review and respond to Buyer’s Objection. Parent and Buyer shall seek in good faith to resolve in writing any differences which they may have with respect to any matter specified in Buyer’s Objection and Parent shall have full access to the working papers of Buyer prepared in connection with Buyer’s preparation of Buyer’s Objection. If Parent and Buyer are unable to resolve all of their disagreements with respect to the determination of the foregoing items within twenty (20) days following the completion of Parent’s review of Buyer’s Objection, then Parent and Buyer shall refer their remaining differences to Grant Thornton LLP or another nationally recognized firm of independent public accountants as to which Parent and Buyer mutually agree (the “CPA Firm”), who shall, acting as accounting experts and not as arbitrators, determine on the basis of the standards set forth in Section 2.2(b) and Exhibit D, and only with respect to the remaining accounting-related differences so submitted by Buyer to Parent (and not by independent review), whether and to what extent, if any, Net Working Capital as derived from the Closing Statement requires adjustment. In making such determination, the CPA Firm shall consider only those items or amounts in the Closing Statement and Parent’s calculation of the Net Working Capital as to which Buyer has disagreed in Buyer’s Objection duly delivered pursuant to this Section 2.2(c) and may not assign a value greater than the greatest positive or negative adjustment requested by a party and in no event shall the Net Working Capital be more than Parent’s calculation of the Net Working Capital delivered pursuant to Section 2.2(b) or less than Buyer’s calculation of the Net Working Capital delivered pursuant to this Section 2.2(c). In connection with the engagement of the CPA Firm, Parent and Buyer shall execute reasonable engagement letters with the CPA Firm. Parent and Buyer shall direct the CPA Firm to use its reasonable best efforts to render its determination within forty-five (45) days. The CPA Firm’s determination shall be conclusive and binding upon Buyer and Parent. The fees and disbursements of the CPA Firm shall be shared equally by Buyer and Parent. Buyer and Parent shall make readily available to the CPA Firm all relevant books and records and any work papers (including those of the parties’ respective accountants) relating to the Closing Statement and all other items reasonably requested by the CPA Firm. The “Adjusted Closing Statement” shall be (i) the Closing Statement in the event that (x) no Buyer’s Objection is delivered to Parent during the thirty (30) day period specified above, or (y) Parent and Buyer so agree, (ii) the Closing Statement, adjusted in accordance with Buyer’s Objection in the event that Parent does not respond to Buyer’s Objection within the thirty (30) day period following receipt by Parent of Buyer’s Objection, or (iii) the Closing Statement, as adjusted by either (x) the agreement of Parent and Buyer or (y) the CPA Firm.

(d) Cooperation. Each of Buyer and Parent agrees that, following the Closing, it will not take any actions with respect to its accounting books, records, policies and procedures of the Business that would obstruct or prevent the preparation of the Closing Statement. Buyer shall cooperate with Parent in the preparation of the Closing Statement including, but not limited to, (i) providing Parent and Parent’s representatives with full access during normal business hours to the books, records (including work papers, schedules, memoranda and other documents), facilities and Business Employees, (ii) causing employees of the Business to provide Parent as promptly as practicable following the Closing Date (but in no event later than ten (10) days after the Closing Date) with normal year-end closing financial information for the Business for the period ending as of the close of business on the day immediately prior to the Closing Date, and

(iii) cooperating fully with Parent and Parent’s representatives, including the provision on a timely basis of all other information necessary or useful in connection with the preparation of the Closing Statement. Buyer and its accountants shall have full access to all information used by Parent in preparing the Closing Statement, including the work papers of its accountants.

(e) Adjustment Payment to Buyer. In the event the Net Working Capital as derived from the Adjusted Closing Statement is less than the Net Working Capital as reflected on the Estimated Closing Statement, Parent shall make an adjustment payment to Buyer in an amount equal to the difference between (i) the Net Working Capital as reflected on the Estimated Closing Statement and (ii) the Net Working Capital as derived from the Adjusted Closing Statement. Any payment required by the first sentence of this Section 2.2(e) shall be made by Parent to Buyer, together with interest thereon at the annual rate published by The Wall Street Journal as the “prime rate” at large U.S. money center banks as of the Closing Date (the “Applicable Rate”) calculated on the basis of the number of days elapsed from and including the Closing Date to and excluding the date of payment, in immediately available funds within five (5) business days after the determination of the Adjusted Closing Statement.

(f) Adjustment Payment to Parent. In the event the Net Working Capital as derived from the Adjusted Closing Statement is greater than the Net Working Capital as reflected on the Estimated Closing Statement, Buyer shall make an adjustment payment to Parent in an amount equal to the difference between (i) the Net Working Capital as reflected on the Estimated Closing Statement and (ii) the Net Working Capital as derived from the Adjusted Closing Statement. Any payment required by the first sentence of this Section 2.2(f) shall be made by Buyer to Parent, together with interest thereon at the Applicable Rate calculated on the basis of the number of days elapsed from and including the Closing Date to and excluding the date of payment, in immediately available funds within five (5) business days after the determination of the Adjusted Closing Statement.

2.3. Allocation of Purchase Price. The aggregate Purchase Price shall be allocated among the Assets for tax purposes on the basis of the relative fair market values of such properties as of the Closing Date. Such values, and the value of the aggregate Purchase Price, shall be reasonably determined by Buyer and delivered to Parent as soon as practicable after the Closing (and in any event within one hundred eighty (180) days following the Closing Date) and shall be subject to Parent’s consent, which consent shall not be unreasonably withheld or conditioned. Sellers and Buyer will follow and use such allocation in all tax returns, filings or other related reports made by them to any Government Entities. To the extent that disclosures of this allocation are required to be made by the parties to the IRS under the provisions of Section 1060 of the Code, or any regulations thereunder, Buyer and Parent will disclose such reports to the other prior to filing with the IRS.

3. Representations and Warranties

3.1. Representations and Warranties of Parent. Each Seller, jointly and severally, represents and warrants to Buyer as follows:

(a) Due Organization and Power. Each of Parent and Holdings is duly organized and validly existing under the laws of Delaware and Management is duly organized and validly existing under the laws of Pennsylvania. Each Seller has the requisite power and authority to own, operate and lease its properties and to conduct the Business as now conducted. Each Seller has all requisite power and authority to enter into this Agreement and any other agreement contemplated hereby and to perform its obligations hereunder and thereunder, including the power and authority to convey good title to Buyer with respect to the Assets owned by each Seller. Each Seller is duly authorized, qualified or licensed to do business as a foreign corporation in each of the jurisdictions in which its right, title or interest in or to any of the Assets, or the conduct of the Business, requires such authorization, qualification or licensing, except where the failure to so qualify or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect.

(b) Authorization and Validity of Agreement. The execution, delivery and performance by each Seller of this Agreement and any other agreements contemplated hereby and the consummation by each Seller of the transactions contemplated hereby and thereby have been duly authorized by the board of directors of each Seller. No other corporate action is necessary for the authorization, execution, delivery and performance by each Seller of this Agreement and any other agreements contemplated hereby and the consummation by each Seller of the transactions contemplated hereby or thereby. This Agreement has been, and the other agreements contemplated hereby have been, or will be prior to or at Closing, duly executed and delivered by each Seller, and each constitutes, or will when so executed and delivered constitute, a valid and legally binding obligation of each Seller, enforceable against it in accordance with its respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws relating to or affecting creditors rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c) No Governmental Approvals or Notices; No Conflict with Instruments. Except as described in Schedule 3.1(c), the execution, delivery and performance of this Agreement and any other agreements contemplated hereby by each Seller and the consummation by each Seller of the transactions contemplated hereby and thereby (i) will not violate (with or without the giving of notice or the lapse of time or both), or require any authorization, consent, approval, filing or notice under, any provision of any Law or Order applicable to such Seller, except for such violations the occurrence of which, and such consents, approvals, filings or notices the failure of which to obtain or make, would not, individually or in the aggregate, have a Material Adverse Effect and except for such consents, approvals, filings or notice requirements which become applicable solely as a result of the specific regulatory status of Buyer or any of its Affiliates, and (ii) will not conflict with, or result in the breach or termination of any provision of, or constitute a default under, or result in the acceleration of the performance of the obligations of such Seller under, or result in the creation of the right to accelerate, terminate, modify or cancel, or result in the creation of a lien, charge or encumbrance upon a portion of the Assets pursuant to, or require any notice under, the charter or by-laws of such Seller or the express terms of any Contract to which such Seller is a party or by which such Seller or any of the Assets is bound, except for such conflicts, breaches, terminations, defaults, accelerations or liens which would not, individually or in the aggregate, have a Material Adverse Effect.

(d) Financial Statements. Schedule 3.1(d) contains (i) an unaudited balance sheet of the Business as of September 30, 2007 (the “Recent Balance Sheet”) and an unaudited statement of income of the Business for the nine months then ended, and (ii) an unaudited balance sheet of the Business as of December 31, 2006 and statements of income for the Business for the fiscal years ended December 31, 2006 and 2005 (collectively, the “Financial Statements”). Except as set forth on Schedule 3.1(d), the Financial Statements were prepared in accordance with GAAP, as in effect on the date of such Financial Statements and applied on a consistent basis in such financial statements (except as may be indicated in the notes or comments to such Financial Statements), and such Financial Statements and notes or comments fairly present, in all material respects, the financial position and results of operations of the Business as of their respective dates and for the respective periods covered thereby giving effect to certain estimated allocations and charges for services disclosed on Schedule 3.1(d).

(e) Leased Real Property. Schedule 3.1(e) contains a list that is complete and correct in all material respects of the real property leased by Sellers that is used by the Business.

(f) Title to Properties; Absence of Encumbrances; Sufficiency of Assets.

(i) Except as set forth on Schedule 3.1(f), all of the Assets owned by Sellers are held free and clear of all claims, liens, security interests, charges, mortgages, pledges, easements, leases, encumbrances, licenses or sublicenses, conditional sales or other title retention agreements (an “Encumbrance”) other than Permitted Encumbrances. Upon payment for the Assets as contemplated herein, Sellers shall convey to Buyer all of Sellers’ right, title and interest in and to the Assets free and clear of all Encumbrances, except in each case (i) as specifically set forth in Schedule 3.1(f), (ii) for Encumbrances for current Taxes and assessments not yet due and payable or being contested in good faith by appropriate proceedings for which reserves have been included in the Financial Statements, and (iii) for Encumbrances that are not material to the Business (such exceptions, collectively, the “Permitted Encumbrances”). Upon consummation of the transactions contemplated hereby, except for Permitted Encumbrances, Buyer shall acquire good and marketable title to the Assets.

(ii) Except for services and assets to be provided through the Transition Services Agreement and except as set forth on Schedule 3.1(f), the Assets are sufficient for the conduct of the Business immediately following the Closing in substantially the same manner as currently conducted.

(iii) Except with respect to the representations and warranties contained in this Section 3.1(f), Buyer is acquiring the Assets AS IS, WHERE IS. SELLERS DISCLAIM ALL OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO THE DESIGN, CONDITION, CAPACITY, VALUE, UTILITY, PERFORMANCE OR QUALITY OF THE ASSETS, AND SELLERS MAKE NO IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT THERETO.

(g) Material Contracts. Schedule 3.1(g) sets forth a list as of the date of this Agreement of each of the following types of written Contracts to which Sellers are a party that relate primarily to the Business:

(i) Any employment Contract with any Business Employee that has future liability in excess of $25,000 per annum and is not terminable by notice of not more than sixty (60) calendar days for a cost of less than $25,000;

(ii) Any covenant not to compete that materially restricts the operation of the Business;

(iii) Any Contract to lease personal property which has future liability in excess of $25,000 per annum and is not terminable by notice of not more than sixty (60) calendar days for a cost of less than $25,000;

(iv) Any Contract for loaning any money or directly or indirectly guaranteeing Liabilities of others (other than endorsements for the purpose of collection, loans made to employees for relocation, travel or other employment-related purposes, purchases of equipment or materials made under conditional sales contracts, in each case in the ordinary course of the Business), in each case having an outstanding principal amount or aggregate future liability (excluding interest) in excess of $25,000;

(v) Any Contract under which any other person has directly or indirectly guaranteed Liabilities of Sellers (other than endorsements for the purpose of collection in the ordinary course of the Business), in each case having an outstanding principal amount or aggregate future liability (excluding interest) in excess of $25,000;

(vi) Any other Contract, in each case of a type not described in any of clauses (i) through (v) above (without reference to disclosure thresholds set forth therein), to which Sellers are a party or by or to which any of their respective assets are bound or subject which has future liability in excess of $50,000 per annum and is not terminable by such Seller by notice of not more than sixty (60) calendar days for a cost of less than $50,000 (other than Contracts of Sellers in the ordinary course of the Business consistent with past practice); or

(vii) Any Contract involving the obligation of Sellers to deliver services to a customer of Sellers for which the customer will have an obligation under the Contract for payment after the date of this Agreement of more than $200,000.

Sellers have made available to Buyer a copy of each Contract listed on Schedule 3.1(g) as amended to date. Except as disclosed on Schedule 3.1(g), to the knowledge of Parent, each Contract described on Schedule 3.1(e) and Schedule 3.1(g) (collectively, the “Material Contracts”) is valid, binding and in full force and effect and is enforceable by the applicable Seller in accordance with its terms. Except as disclosed in Schedule 3.1(g) or the other Schedules hereto, Sellers have, and to the knowledge of Parent, each counterparty thereto has, performed all material obligations required to be performed by them to date under the Material Contracts and Sellers are not, and to the knowledge of Parent, each counterparty thereto is not (with or without the lapse of time or the giving of notice, or both), in material breach or default thereof. As of the date hereof, no Seller has received any written or, to the knowledge of Parent, oral notice that any counterparty to any Material Contract threatened to terminate, suspend or not renew any Material Contract.

(h) Legal Proceedings. Except as described in Schedule 3.1(h), there is no litigation, proceeding or governmental investigation pending or, to the knowledge of Parent, threatened (in a reasonably serious manner in writing) to which any Seller is a party relating primarily to the Assets or the Business or the transactions contemplated by this Agreement.

(i) Employees.

(i) Schedule 3.1(i) contains a true and complete list of:

(A) all employee handbooks, policies and manuals relating to the Business Employees of each Seller, copies of which have been delivered (or made available) to Buyer;

(B) all employees of the Business (each a “Business Employee”), together with (i) the job title, current rate of base salary or hourly wage, full- or part-time status, most recent annual bonus or commission, accrued sick, personal and vacation dates, date of hire and current employment status (e.g., leave of absence and cause therefore, together with date that leave commenced and is expected to end) for each administrative, sales or back office Business Employee and (ii) the job description, employment status and employment class of each billable energy, engineering and Hershey Business Employee. Except as set forth on Schedule 3.1(i), the employment of each Business Employee is at will;

(C) each consultant or independent contractor who currently provides services to the Business, including each 1099 Contractor and Benched Employee (each, a “Business Consultant”). A copy of each agreement between the Seller and each Business Consultant has been delivered (or made available) to Buyer.

(ii) Except as set forth in Schedule 3.1(i), each Seller is in compliance in all material respects with all applicable Laws relating to the employment of each Business Employee, including without limitation, all Laws relating to wages, hours, employment standards, discrimination, safety and health, worker’s compensation, and the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”), and any similar state, local or layoff statute. No claim by any past or present employee of the Business that such employee was subject to a wrongful discharge or any employment discrimination arising out of or relating to such employee’s race, sex, age, religion, national origin, ethnicity, handicap or any other protected characteristic under applicable Laws is outstanding.

(iii) None of the Sellers nor any affiliate thereof, is a party to any agreement or contract with any union, labor organization or employee group which affects the employment of any Business Employee, including but not limited to, any collective bargaining agreements or labor contracts.

(iv) There has not been any strike, slowdown, picketing, work stoppage or labor dispute or, to the knowledge of Parent, any attempt by a labor union to organize the Business Employees.

(v) The Business has not, directly or through agents and independent contractors, employed any unauthorized aliens, as defined in 8 U.S.C. Section 1324a(h)(3). The Business has complied, or caused any such agent or independent contractor, to comply in all material respects with the employment verification and record-keeping requirements of 8 U.S.C. Section 1324a and 8 C.F.R. Section 274a, as amended. The Business is in compliance in all material respects with the Immigration and Nationality Act and the Immigration Reform and Control Act.

(vi) Except as set forth on Schedule 3.1(i), there are no pending, or to the knowledge of Parent, threatened claims or actions as of the date of this Agreement by any Business Employee under any worker’s compensation policy or long-term disability policy.

(vii) No “mass layoff” (as defined in the WARN Act), “plant closing” (as defined in such Act) or similar event has occurred with respect to the Business.

(viii) Except as set forth on Schedule 3.1(i), there are no pending grievances, arbitrations or other disputes relating to Business Employees that would, individually or in the aggregate, have a Material Adverse Effect.

(j) Intellectual Property.

(i) Schedule 3.1(j) lists all Registered Intellectual Property owned by Sellers that is primarily used or primarily held for use in the Business as of the date hereof (the “Sellers Intellectual Property”). Schedule 3.1(j) also lists any proceedings or actions before any Government Entity (including the United States Patent and Trademark Office) related to any Sellers Intellectual Property.

(ii) Except as set forth in Schedule 3.1(j), no claims are pending or, to the knowledge of Parent, threatened, against Sellers by any person with respect to the ownership, validity, enforceability, effectiveness or use in the Business of any Intellectual Property.

(iii) Except as set forth in Schedule 3.1(j), all Sellers Intellectual Property that is material to the Business is fully transferable, alienable or licensable to Buyer by the Sellers without restriction and without payment of any kind to any third party. Each item of Sellers Intellectual Property is free and clear of any Encumbrances. Each Seller owns, or has acquired the necessary licenses to use, all Sellers Intellectual Property that are necessary to the operation or conduct of the Business as currently conducted and have been conducted within the twelve months prior to the date of this Agreement. No third party has any rights to any Sellers Intellectual Property owned by Sellers (other than non-exclusive license rights).

(iv) Except as set forth in Schedule 3.1(j), no Seller has received any written notice from any third party claiming that the operation of the Business or any act, product, technology or service of any Seller infringes, misappropriates, or dilutes any intellectual property right of any person.

(v) Except as set forth in Schedule 3.1(j), no Sellers Intellectual Property owned by any Seller with respect to the Business is subject to any proceeding or outstanding order that restricts and/or conditions in any manner the use, transfer or licensing thereof by any Seller of such Sellers Intellectual Property.

(k) Government Licenses, Permits and Related Approvals. Except as described on Schedule 3.1(k), Sellers have all licenses, permits, consents, approvals, authorizations, qualifications and orders of Government Entities required for the conduct of the Business as presently conducted by them, except insofar as any failure to have such licenses, permits, consents, approvals, authorizations, qualifications and orders would not, individually or in the aggregate, have a Material Adverse Effect.

(l) Conduct of Business in Compliance with Regulatory Requirements. Except as described on Schedule 3.1(l), to the knowledge of Parent, Sellers are conducting the Business so as to comply with all applicable Laws, except insofar as any failure to comply with such Laws would not, individually or in the aggregate, have a Material Adverse Effect.

(m) Employee Benefit Plans and Arrangements.

(i) Schedule 3.1(m) hereto identifies:

(A) Each “employee benefit plan”, as such term is defined in Section 3(3) of ERISA, that is maintained or otherwise contributed to by Sellers for the benefit of Business Employees and that is covered by ERISA (collectively, the “Benefit Plans”), copies of which have been provided or made available to Buyer.

(B) Each material Benefit Arrangement, copies of which have been provided or made available to Buyer.

(ii) Subject to the exceptions set forth on Schedule 3.1(m), each Benefit Plan and Benefit Arrangement has been maintained and administered at all times substantially in compliance with its terms and all applicable Laws, including ERISA and the Code, applicable to such Benefit Plan or Benefit Arrangement, except where the failure to do so would not reasonably be expected to result in a material liability to Buyer.

(iii) No Benefit Plan or Benefit Arrangement has terms requiring assumption by Buyer.

(iv) None of the Sellers nor any ERISA Affiliate currently has any obligation or liability with respect to any “defined benefit plan” as such term is defined in Section 3(35) of ERISA or to any “multiemployer plan” (as defined in Section 3(37) of ERISA). For purposes of this Agreement, the term “ERISA Affiliate” means each business, person or entity which would be treated as a “single employer” with either of the Sellers under Sections 414(b), (c), (m) or (o) of the Code or under Section 4001(b) of ERISA.

(v) There is no pending, or to the knowledge of Parent, threatened in writing, material claim, suit or other proceeding (other than ordinary and usual claims for benefits by participants and beneficiaries, including routine claims pursuant to domestic relations orders) with respect to any Benefit Plan or Benefit Arrangement that would have a material impact on this transaction or result in material liability to Buyer or result in the imposition of a material lien or other material claim against any of the Assets. To the knowledge of Parent, no Benefit Plan or Benefit Arrangement is under audit or investigation by the IRS, Department of Labor or other Government Entity or agency, nor has any such audit or investigation been threatened in writing.

(vi) Except as set forth in Schedule 3.1(m), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or in combination with another event, result in the payment to any Business Employee, 1099 Contractor, Benched Employee or Business Consultant of any money or other property or accelerate or provide any other rights or benefits to any Business Employee, 1099 Contractor, Benched Employee or Business Consultant.

(vii) Each Benefit Plan and Benefit Arrangement intended to be qualified under Section 401(a) of the Code is so qualified and is the subject of a currently effective favorable determination letter issued by the IRS with respect to the qualification of such Benefit Plan or Benefit Arrangement under the Code. No event has occurred, and no condition exists, which could adversely affect the tax-qualified status of any such Benefit Plan or Benefit Arrangement.

(viii) Each Seller has complied in good faith with the requirements of Section 409A of the Code with respect to each applicable Benefit Plan and Benefit Arrangements that covers Business Employees.

(n) Environmental Matters. Except as set forth on Schedule 3.1(n), to the knowledge of Parent, Sellers’ conduct of the Business complies with all applicable Laws regarding protection of the environment (including those protecting the quality of the ambient air, soil, surface water or groundwater, or those regarding the handling, storage, treatment, disposal, release or discharge of hazardous substances, or those requiring registration of tanks or permits for emissions to air, soil, surface water or ground water) in effect as of or, to the extent applicable, at any time prior to the date of this Agreement, except insofar as any failure to comply with such Laws would not, individually or in the aggregate, have a Material Adverse Effect.

(o) Certain Fees. Neither Sellers nor any of their respective officers, directors or employees, have employed any broker or finder or incurred any other liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated hereby, except for those brokers whose fees will be paid by Parent.

(p) Taxes. Except where a failure to file Tax Returns, a failure of any such Tax Return to be complete and accurate in any respect or the failure to pay any Tax, individually or in the aggregate, would not have a Material Adverse Effect and except as set forth on Schedule 3.1(p): (i) each Seller has filed all Tax Returns required to be filed by it; (ii) all such Tax Returns are complete and accurate in all material respects; and (iii) all Taxes owed by each Seller (whether or not shown on any Tax Return) have been duly and timely paid, except with respect to matters contested in good faith in appropriate proceedings and disclosed to Buyer in writing. Except as set forth on Schedule 3.1(p), (iv) there are no outstanding agreements or waivers extending any statute of limitations in respect of Taxes; (v) there is no action, suit, investigation, audit, claim or assessment pending or proposed, or, to the knowledge of any Seller, threatened, with respect to Taxes of any Seller; (vi) to the knowledge of Parent, no claim has ever been made by any Government Entity in a jurisdiction where a Seller does not file Tax Returns that such Seller is or may be subject to Taxes by such jurisdiction; (vii) all deficiencies asserted or assessments made as a result of any examination of any Tax Return of any Seller have been paid in full; (viii) there are no Encumbrances upon any of any Seller’s assets arising in connection with any failure (or alleged failure) to pay any Tax; (ix) each Seller (A) has complied in all material respects with all Laws relating to the payment and withholding of Taxes from wages, salaries, or other payments to any employee or independent contractor of the Business; (B) has paid over to the proper Government Entity all amounts required to be so withheld; and (C) is not liable for any Taxes for failure to comply with such Laws; (x) none of the Sellers is a party to any Tax allocation or sharing agreement; (xi) none of the Assumed Liabilities is an obligation to make any payment that would not be deductible by reason of Section 280G of the Code; (xii) each of the Sellers has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code; and (xiii) none of the Sellers has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(q) Absence of Changes or Events. Except as set forth on Schedule 3.1(q) or the other Schedules hereto, since the date of the Recent Balance Sheet, there has been no change, event, occurrence or circumstance with respect to the Business that has had or would have a Material Adverse Effect.

(r) Absence of Undisclosed Liabilities. Except as disclosed on Schedule 3.1(r), to the knowledge of Parent, Sellers do not have any Liabilities relating to the Business that would constitute Assumed Liabilities, other than (i) Liabilities reflected on the Recent Balance Sheet, (ii) Liabilities that are not required by GAAP to be reflected on the Recent Balance Sheet, (iii) Liabilities under or arising out of the performance of Contracts disclosed on Schedule 3.1(e) or Schedule 3.1(g), under or arising out of the performance of Contracts that are not required to be disclosed on Schedule 3.1(e) or Schedule 3.1(g) (but not Liabilities for breaches thereof) or under or arising out of the performance of Contracts entered into after the date of this Agreement in accordance with the terms and conditions of this Agreement, (iv) Liabilities disclosed in this Agreement or any other Schedule to this Agreement, or that are of the type or kind required to be disclosed in a Schedule to this Agreement but are not disclosed solely because they fall below the minimum threshold amount, term or materiality of the disclosures required by the terms of this Agreement to be set forth in such Schedules and (v) Liabilities that have arisen since the date of the Recent Balance Sheet in the ordinary course of business consistent with past practice or otherwise in accordance with the terms and conditions of this Agreement.

(s) Material Customers. The revenues generated by Sellers from each of the customers identified on Schedule 3.1(s) in the nine month period ended September 30, 2007 and each of the fiscal years ended December 31, 2006, 2005 and 2004, is set forth opposite such customer’s name on Schedule 3.1(s).

(t) Insurance. The insurance policies maintained, as of the date of this Agreement, with respect to the Business and the Assets are set forth on Schedule 3.1(t). All such policies are in full force and effect and all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending prior to the Closing Date).

(u) 401(k) Plan. With respect to the Hudson Highland Group, Inc. 401(k) Savings Plan (“Parent’s 401(k) Plan”):

(i) Parent has provided Buyer with a correct and complete copy (where applicable) of (A) Parent’s 401(k) Plan, (B) each trust agreement or funding arrangement with respect to Parent’s 401(k) Plan, (C) the three most recently filed annual reports on IRS Form 5500, (D) the most recently received IRS determination letter for Parent’s 401(k) Plan, (E) the most recent summary plan description, and any summaries of material modification, of Parent’s 401(k) Plan, (F) for the last three years, all material correspondence with the IRS, United States Department of Labor (“DOL”) and any other Government Entity regarding Parent’s 401(k) Plan, and (G) any other documents in respect of Parent’s 401(k) Plan reasonably requested by Buyer.

(ii) (A) no actions or proceedings (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of Parent threatened, (B) no facts or circumstances exist that could reasonably be expected to give rise to any such actions or proceedings, and (iii) no administrative investigation, audit or other administrative proceeding by the DOL, the IRS or other Government Entity, including any voluntary compliance submission through the IRS’s Employee Plans Compliance Resolution System or the DOL’s Voluntary Fiduciary Correction Program, is pending, in progress or threatened.

(iii) Neither Parent, Sellers or any other “party in interest” or “disqualified person” with respect to Parent’s 401(k) Plan has engaged in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code. No fiduciary of Parent’s 401(k) Plan has any liability for breach of fiduciary duty or any other failure to act or comply with the requirements of ERISA, the Code or any other applicable Laws in connection with the administration or investment of the assets of Parent’s 401(k) Plan.

(iv) All contributions (including all employer contributions and employee salary reduction contributions) or premium payments required to have been made under Parent’s 401(k) Plan as of the Closing have been made.

3.2. Representations and Warranties of Buyer. Buyer represents and warrants to Sellers as follows:

(a) Due Organization and Power. Buyer is a limited liability company duly organized and validly existing under the laws of Delaware. Buyer has all requisite power and authority to enter into this Agreement and any other agreement contemplated hereby and to perform its obligations hereunder and thereunder. Buyer is duly authorized, qualified or licensed to do business as a foreign limited liability company, and is validly existing, in each of the jurisdictions in which its right, title or interest in or to any asset, or the conduct of its business, requires such authorization, qualification or licensing, except where the failure to so qualify or to be in good standing would not have a material adverse effect on the ability of Buyer to perform its obligations hereunder or under any other agreement contemplated hereby.

(b) Authorization and Validity of Agreement. The execution, delivery and performance by Buyer of this Agreement and any other agreements contemplated hereby, including the Subordinated Loan Agreement, the Senior Loan Agreement, the Warrant and the LLC Agreement, and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by its manager. No other company or member action is necessary for the authorization, execution, delivery and performance by Buyer of this Agreement and any other agreement contemplated hereby, including the Subordinated Loan Agreement, the Senior Loan Agreement, the Warrant and the LLC Agreement, and the consummation by Buyer of the transactions contemplated hereby or thereby. This Agreement has been, and the other agreements contemplated hereby, including the Subordinated Loan Agreement, the Senior Loan Agreement, the Warrant and the LLC Agreement, will be at the Closing, duly executed and delivered by Buyer, and each constitutes, or will when so executed and delivered constitute, a valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c) No Governmental Approvals or Notices; No Conflict with Instruments. Except as described in Schedule 3.2(c), the execution, delivery and performance of this Agreement and any other agreements contemplated hereby, including the Subordinated Loan Agreement, the Senior Loan Agreement, the Warrant and the LLC Agreement, by Buyer and the consummation by it of the transactions contemplated hereby and thereby

(i) will not violate (with or without the giving of notice or the lapse of time or both), or require any consent, approval, filing or notice under, any provision of any Law or Order applicable to Buyer, except for such violations the occurrence of which, and such consents, approvals, filings or notices the failure of which to obtain or make, would not have a material adverse effect on Buyer’s ability to perform its obligations hereunder, and (ii) will not conflict with, or result in the breach or termination of any provision of, or constitute a default under, or result in the acceleration of the performance of the obligations of Buyer, under, the certificate of formation or LLC Ageement or any indenture, mortgage, deed of trust, lease, licensing agreement, contract, instrument or other agreement to which Buyer is a party or by which Buyer or any of its assets or properties is bound, except for such conflicts, breaches, terminations, defaults, accelerations or liens which would not have a material adverse effect on Buyer’s ability to perform its obligations hereunder.

(d) Certain Fees. Neither Buyer nor any of its officers, directors or employees, on behalf of Buyer, has employed any broker or finder or incurred any other liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated hereby, except for those brokers whose fees will be paid by Buyer.

(e) Financing. Buyer has obtained legally binding equity financing commitments from the persons set forth in Exhibit E and Buyer and Brown Brothers have executed the Senior Loan Agreement, copies of each of which are attached as Exhibit E (the “Financing Commitments”), to provide cash to Buyer in an amount sufficient to enable Buyer to consummate the transactions contemplated by this Agreement. Subject to the Financing Commitments, Buyer (i) at the Closing will have sufficient funds available to pay the Purchase Price and all other payments required to be paid by Buyer pursuant to Article 2, and any expenses incurred by Buyer in connection with the transactions contemplated by this Agreement, (ii) at the Closing will have, the resources and capabilities (financial or otherwise) to perform Buyer’s obligations hereunder, and (iii) has not incurred any obligation, commitment, restriction or Liability of any kind, which would impair or adversely affect such resources and capabilities.

(f) Capitalization. Schedule 3.2(f) sets forth the capitalization of Buyer as of the Closing. Schedule 3.2(f) sets forth the issued and outstanding equity interests of Buyer and the record and beneficial owners thereof as of the Closing. Except as set forth and described on Schedule 3.2(f), there are no, and will not be at, or in connection with, the Closing, outstanding options, warrants or other rights to subscribe for or purchase, or securities convertible into or exchangeable for, equity interests of Buyer or any “phantom equity”, equity appreciation right or similar instrument or arrangement which consists of or includes a right to acquire equity interests of Buyer or which is designed to create a right to any payment from Buyer or a claim against the assets of Buyer that is measured, in whole or in party, by reference to the value of an equity interest of Buyer (collectively, “Equity Equivalents”). Except as set forth and described on Schedule 3.2(f) or in the LLC Agreement, Buyer has not entered into any Contracts requiring it to issue any equity interests and Buyer has not made any commitments to issue any equity interests. Buyer has provided Parent with true, correct and complete copies of all Contracts to which Buyer or the holders of equity interests of Buyer are a party with respect to the voting, redemption, sale, transfer or other disposition of the equity interests of Buyer.

(g) Warrant; LLC Agreement. When issued to Parent upon the exercise of, and in accordance with the terms of, the Warrant, the membership interest of Buyer issued to Parent upon the exercise thereof shall be validly issued, fully paid and non-assessable membership interests of Buyer. Exhibit F is a true, correct and complete copy of the limited liability company agreement of the Buyer that will be in effect as of the Closing and pursuant to which the Seller Equity Interest will be issued (the “LLC Agreement”).

3.3. Expiration of Representations and Warranties. The respective representations and warranties of Sellers and Buyer contained herein or in any certificate or other document delivered prior to or on the Closing Date shall survive the Closing, as follows: (a) the representations and warranties as to the matters set forth in Sections 3.1(a), 3.1(b), 3.1(f)(i) and 3.1(f)(ii) and Sections 3.2(a), 3.2(b), 3.2(e), 3.2(f) and 3.2(g) shall survive indefinitely, (b) the representations and warranties as to the matters set forth in Sections 3.1(m) and 3.1(p) shall survive until 45 days after expiration of the applicable statute of limitations, (c) the representations and warranties as to the matters set forth in Section 3.1(n) shall survive until three (3) years after the Closing Date, (d) all other representations and warranties set forth in Section 3.1 shall survive until the date that is eighteen (18) months after the Closing Date (the “Expiration Date”), and (e) all other representations and warranties set forth in Section 3.2 shall survive until the Expiration Date. The representations and warranties set forth in clause (a) above may be referred to herein as “Fundamental Representations”.

3.4. No Other Representations; Projections. Except for the representations and warranties contained in Section 3.1, Buyer acknowledges that neither Sellers nor any other person or entity, acting on behalf of Sellers, makes or has made any other express or implied representation or warranty to Buyer as to the accuracy or completeness of any information regarding the Business or any other matter. Buyer has received or may receive from or on behalf of Sellers certain projections, including projected income statements and other financial information and certain business plan information for the Business. Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Buyer is familiar with the fact that, in the context of making projections, such uncertainties can exist, and that Buyer, therefore, is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and that Buyer shall have no claim against Sellers or any other person or entity acting on behalf of Sellers with respect thereto. Accordingly, Sellers make no representation or warranty with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions or the accuracy of the information underlying such estimates, projections and forecasts).

4. Covenants Prior to Closing

4.1. [Intentionally Omitted]

4.2. [Intentionally Omitted]

4.3. Further Actions. Subject to the terms and conditions hereof, Sellers and Buyer shall use their reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, and to cooperate fully with each other with respect to, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including using all commercially reasonable efforts: (a) to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of Government Entities and parties to Contracts with Sellers that are necessary for the consummation of the transactions contemplated hereby and (b) to effect all necessary registrations and filings; provided, however, that such assistance shall not include any requirement of Sellers to expend any money (other than reasonable attorney’s fees), to commence any litigation or offer or grant any accommodation (financial or otherwise) to any other party.

5. Additional Covenants

5.1. Post-Closing Access to Information and Assistance.

(a) For a period of seven (7) years after the Closing Date, each party hereto shall provide, and shall cause its appropriate personnel to provide, when reasonably requested to do so by another party, access to all tax, financial and accounting Records and any other Records transferred to Buyer or retained by Sellers, as applicable, in accordance with this Agreement and the right to make copies or extracts therefrom at its expense, in each case, for the purpose of complying with Laws, financial reporting obligations, Tax or employment matters or any civil litigation matters. Neither party shall, nor shall it permit its Affiliates to, intentionally dispose of, alter or destroy any such Records without giving thirty (30) days’ prior written notice to the other party and permitting the other parties hereto, at their expense, to examine, duplicate or repossess such Records.

(b) Each party agrees to cooperate with the other party in the preparation for and prosecution of the defense of any claim, action or cause of action arising out of or relating to any Liability relating to the Business that arose prior to the Closing and that, in the case of Buyer, has been assumed by Buyer, or, in the case of Sellers has been retained by Sellers, including by making available evidence within the cooperating party’s control and persons needed as witnesses employed by the cooperating party, as reasonably needed for such defense. Except as provided in Article 8, the requesting party shall reimburse the cooperating party for its actual out-of-pocket costs relating to its cooperation under this Section 5.1(b) and for a pro rata portion of the salary (including fringe benefits, with such pro rata portion determined based upon the time spent in connection with such cooperation) and for travel and subsistence expenses directly relating to the cooperation of any of the cooperating party’s employees who assist the requesting party.

(c) Notwithstanding the provisions of Sections 5.1(a) and 5.1(b), while the existence of an adversarial proceeding between the parties will not abrogate or suspend the provisions of this Section 5.1, as to Records or other information directly pertinent to such dispute, the parties may not utilize this Section 5.1 but rather, absent agreement, must utilize the available rules of discovery.

5.2. Further Agreements. Sellers authorize and empower Buyer on and after the Closing Date to receive and open all mail received by Buyer relating to the Business or the Assets and to deal with the contents of such communications in any proper manner. Sellers shall promptly deliver to Buyer any mail or other communication received by them after the Closing Date pertaining to the Business or the Assets and any cash, checks or other instruments of payment to which Buyer is entitled. Buyer shall promptly deliver to Parent any mail or other communication received by it after the Closing Date pertaining to the Excluded Assets and Excluded Liabilities, and any cash, checks or other instruments of payment in respect thereof.

5.3. Assistance and Cooperation Regarding Taxes and Financial Statements.

(a) Information. Subject to Section 5.1, Buyer and Parent each agree to furnish or cause to be furnished to each other, promptly upon request, any information and assistance relating to the Assets and the Business as the requesting party reasonably requests in connection with the preparation of financial statements, the filing of any Tax Return, the preparation for any Tax audit by a Government Entity, the response to any inquiry by a Government Entity, the mailing or filing of any notice and the prosecution or defense of any claim, suit or proceeding relating to any Tax Return or any other filing required to be made with any Government Entity or any other matter related to Taxes. Subject to Section 5.1, the parties shall cooperate with each other in the conduct of any audit or other proceeding related to Taxes involving the Business or the Assets or other proceeding related to Taxes involving the Business or the Assets.

(b) Liability for Taxes. Except as otherwise set forth herein or agreed to by Buyer and Parent, whenever it is necessary to determine the liability for Taxes for a portion of a taxable period that begins before and ends after the Closing Date, the determination of the Taxes for the portion of the taxable period ending on, and the portion of the year or period beginning after, the Closing Date shall be determined by assuming that the taxable period ended at the close of business on the Closing Date. If the Closing Date shall occur before the Tax rate for the year of Closing is fixed by the appropriate taxing authority, the apportionment of any such Taxes shall be upon the basis of the Tax rate for the preceding year applied to the latest assessed valuation and shall be readjusted promptly after such Tax rates are known. The Tax proration amount due from Sellers at Closing shall be paid by Sellers to Buyer. Such obligation to readjust shall survive the Closing.

(c) Sales and Transfer Taxes. Parent and Buyer shall each bear 50% of any transfer, sales, purchase, or similar Tax under the Laws of any Government Entity arising out of or resulting from the purchase of the Assets.

(d) Cooperation on Tax Matters. Subject to Section 5.1, each party hereto shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section 5.3 and responding to any audit, litigation or other proceeding with respect to Taxes in respect of the Business.

Subject to Section 5.1, such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Each Seller agrees to retain all books and records with respect to Tax matters pertinent to such Seller that were in the possession of such Seller at Closing relating to any Pre-Closing Tax Period until the expiration of the statute of limitations (and any extensions thereof) of that Pre-Closing Tax Period, and to abide by all record retention agreements entered into with any Government Entity. Each party further agrees, upon request, to use its commercially reasonable efforts to obtain any certificate or other document from any Government Entity or any other person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

5.4. Further Assurances. From time to time after the Closing Date, Sellers and Buyer will execute and deliver, or cause to be executed and delivered, such other instruments of conveyance, assignment, transfer and delivery and will take such other actions as the other may reasonably request in order to more effectively consummate the transactions contemplated hereby, such as to transfer, convey, assign, and deliver to Buyer any of the Assets, or enable Buyer to discharge the Assumed Liabilities, or enable Buyer to exercise and enjoy all rights, benefits and obligations of Sellers with respect thereto.

5.5. Bulk Sales Law. Buyer and Sellers agree to waive compliance by the other with the provisions of the bulk sales law of any jurisdiction.

5.6. Employee Matters.

(a) Each Seller shall terminate the employment of all Business Employees with the applicable Seller, effective upon the Closing Date, and simultaneous therewith Buyer shall offer employment to each Business Employee (or with respect to Business Consultants shall offer the opportunity to continue to provide consulting services to the business) effective upon the Closing Date on an “at will” basis at the same salary or hourly wage rate and upon substantially similar terms and conditions of employment or consultancy, as the case may be, as those applicable to each Business Employee or Business Consultant immediately prior to the Closing; provided, however, that Buyer may amend or modify such terms and conditions of employment or consultancy after the Closing as it shall determine in its sole discretion.

(b) Notwithstanding the foregoing, with respect to each Business Employee identified on Schedule 5.6 who is on a leave of absence from the Business at the time of the Closing, such Business Employee shall remain an employee of the applicable Seller, unless and until such time as such Business Employee returns from such approved leave of absence, at which time such Seller shall terminate the employment of such Business Employee and Buyer shall offer employment to each Business Employee on an “at will” basis at the same salary or hourly wage rate and upon substantially similar terms and conditions of employment as those applicable to such Business Employee immediately prior to the Closing; provided, however, that Buyer may amend or modify such terms and conditions of employment after the Closing as it shall determine in its sole discretion.

(c) Effective on the Closing Date, each Seller shall, and hereby does, release all Business Employees from any employment, non-compete and/or confidentiality agreement previously entered into between such Seller and such Business Employees to the extent necessary to allow such Business Employees to serve Buyer.

(d) Parent and Buyer agree as follows with respect to the transitional matters concerning tax-qualified 401(k) plans for the benefit of the Business Employees:

(i) As soon as administratively practicable after the Closing Date, Buyer shall adopt and implement a tax-qualified 401(k) plan for the benefit of the Business Employees (“Buyer’s 401(k) Plan”).

(ii) As soon as administratively practicable after the adoption of Buyer’s 401(k) Plan, Parent shall cause the account balances of each Business Employee who participates in Parent’s 401(k) Plan, valued as of the date of transfer (the “Transfer Date”), to be transferred from the trust maintained under Parent’s 401(k) Plan (the “Parent 401(k) Trust”) to the trust maintained under Buyer’s 401(k) Plan (the “Buyer 401(k) Trust”), in accordance with Section 414(l) of the Code. Any shares of Seller or Parent stock held in a Business Employee’s account under Parent’s 401(k) Plan shall be sold prior to the Transfer Date and the cash proceeds from such sale shall be transferred to Buyer 401(k) Trust and, unless the Buyer’s 401(k) Plan provides otherwise, initially invested in the default investment fund maintained under Buyer’s 401(k) Plan. All other transferred assets shall be transferred in kind based on the investment election (or default election) of a Business Employee under Parent’s 401(k) Plan in effect immediately prior to the Transfer Date. Notwithstanding the foregoing, to the extent that any portion of such transferred accounts is the subject of an outstanding loan to a participant as of the Transfer Date, the trustee of the Parent 401(k) Trust shall assign the promissory notes evidencing such loans to the Buyer 401(k) Trust. Buyer’s 401(k) Plan shall have no responsibility or liability with respect to an account of a Business Employee under Parent’s 401(k) Plan until such account is in fact transferred in accordance with the foregoing (the transfer of an account, the “Transfer”); such responsibility and liability to be solely that of Parent’s 401(k) Plan (and Parent 401(k) Trust). Following the Transfer, Buyer’s 401(k) Plan shall be solely responsible for the payment of the accounts that are Transferred. To the extent that any adjustments or refunds must be made with respect to accounts of Business Employees under Parent’s 401(k) Plan in order for Parent’s 401(k) Plan to satisfy any non-discrimination for the plan year ended December 31, 2007 (the “2007 Plan Year”), such adjustments or refunds shall be made by Parent prior to the Transfer Date.

(iii) Parent shall promptly transfer to Buyer all records of the Parent’s 401(k) Plan that Buyer may reasonably require to administer and verify all benefits Transferred to Buyer’s 401(k) Plan. Without limiting the foregoing, Parent shall promptly transfer to Buyer any qualified domestic relations order as described in section 414(p) of the Code that pertains to any Transferred account.

(iv) The employer matching contributions accrued under Parent’s 401(k) Plan for the 2007 Plan Year with respect to each Business Employee shall be satisfied through a contribution by Buyer to Buyer’s 401(k) Plan within the time period required by the Code, but in no event later than April 15, 2008. Parent shall promptly furnish Buyer with a detailed statement indicating the amount of matching contribution to be allocated to the account of each Business Employee for the 2007 Plan Year.

(e) Up to and including the Closing Date, each Seller shall be responsible for providing any notice of layoff or plant closing, as may be required with respect to any Business Employees pursuant to the Federal Worker Adjustment and Retraining Notification Act of 1988, any successor federal law and any applicable state or local plant closing notification statute. Following the Closing Date, Buyer shall be responsible for providing any notice of layoff or plant closing, as may be required with respect to any Business Employees pursuant to the Federal Worker Adjustment and Retraining Notification Act of 1988, any successor federal law and any applicable state or local plant closing notification statute.

5.7. Seller Noncompetition and Nonsolicitation.

(a) For a period of three years after the Closing, none of the Sellers shall, and shall cause each of its Affiliates not to, directly or indirectly:

(i) engage in any activities or businesses, or establish any new businesses, within the United States that offer or provide the services set forth on Schedule 5.7 (“Competing Activities”), or otherwise assist any person or entity in any way to do, or attempt to do, any of the foregoing; or

(ii) solicit for employment or hire any employees of the Business, unless such employee’s employment with the Business has been terminated by Buyer at least six months before any such solicitation or hiring; provided, however, that the foregoing shall not prohibit solicitations to the public in general by way of non-targeted advertising in newspapers of general circulation or hiring employees as a result of such solicitation.

(b) Notwithstanding the foregoing, Section 5.7(a) shall not prohibit Parent or any of its Affiliates from (i) owning up to 1% of the outstanding capital stock of any entity if such stock is listed on a national securities exchange or is regularly traded in the over-the-counter market by a member of a national securities exchange; (ii) owning or operating the business which they currently conduct other than the Business; or (iii) acquiring (whether through acquisition of equity interests or assets, merger or other business combination) a business that derives less than 10% of its annual revenues from Competing Activities (a “Competitive Business”), provided, however, if the annual revenues of such portion of the Competitive Business at any time exceed $15,000,000 (measured on a trailing twelve month basis), that portion of the Competitive Business engaged in Competing Activities shall be offered to Buyer, and Buyer shall have a period of 30 days to elect to purchase such portion of the Competitive Business, and upon such election, Parent and Buyer shall negotiate the sale thereof in good faith on such terms and conditions as they mutually agree, and if such sale is not consummated within 60 days after expiration of such 30-day period, then Parent shall divest or discontinue such portion of the Competing Business within twelve (12) months after such 60-day period.

(c) Notwithstanding any other provision of this Agreement, it is understood and agreed that the remedy of indemnity payments pursuant to Article 8 and other remedies at law would be inadequate in the case of any breach of the covenants contained in this Section 5.7. Buyer shall be entitled to equitable relief, including the remedy of specific performance, with respect to any breach or attempted breach of such covenants.

5.8. Security Deposits. Within thirty (30) days following the Closing, Buyer will replace or reimburse Sellers for the security deposits in the aggregate amount of $13,223.91 held by Sellers’ landlords with respect to the leases identified on Schedule 1.1(a).

5.9. Corporate Name. Buyer acknowledges that, except for the limited right granted by this Section 5.9, it has no rights in or to the use of the name, mark, trade name, trademark or service mark incorporating “Hudson” or any variations thereof and any corporate symbols or logos related thereto (collectively, the “Hudson Marks”). Parent hereby grants Buyer a nonexclusive, royalty-free right to use (without sublicense), only in connection with the conduct and operation of the Business for a period of up to six (6) months after the Closing Date, the Hudson Marks (a) in displays, signage and postings for the period after the Closing Date necessary to permit the removal of such names as promptly as is reasonably feasible, and only to the extent such displays, signage or postings exist on the Closing Date; (b) to the extent any such names, trade names, trademarks, service marks or logos appear on stationery, supplies or advertising and marketing materials on hand or on order as of the Closing Date, until such is exhausted; provided, however, that Buyer shall not represent or hold itself out as representing Parent or its Affiliates.

5.10. Accounts Receivable. From and after the Closing, Buyer shall have the right and authority to collect for its own account all accounts receivable and other related items that are included in the Assets and to endorse with the name of the applicable Seller on any checks or drafts received with respect to any such accounts receivable or such other related items. From and after the Closing, none of the Sellers nor any person or entities acting on their behalf shall have the right to collect for any of the Sellers’ account such accounts receivable or other items without the prior written consent of Buyer. The Sellers shall promptly deliver to Buyer any cash or other property received directly or indirectly by any of them with respect to such accounts receivable and such other related items. Notwithstanding the foregoing, Sellers shall deliver any such accounts receivable or other related items that are $100,000 or greater within two (2) business days for the first sixty (60) days after the Closing and thereafter once a week. The Sellers shall, at the request of Buyer, execute and deliver to Buyer such additional instruments, documents and agreements as Buyer may reasonably request to assist Buyer in the collection of such accounts receivable and such other related items.

5.11. Buyer Noncompetition and Nonsolicitation.

(a) Buyer and Troy Gregory acknowledge and agree that (w) Buyer would be unable to consummate the transactions contemplated hereby without Parent providing financing to Buyer with the Subordinated Note, (x) Troy Gregory, as the majority equity owner of Buyer, will benefit substantially from Buyer consummating the transactions contemplated hereby, including Parent providing financing to Buyer with the Subordinated Note, (y) Parent would not enter into this Agreement and provide financing to Buyer with the Subordinated Note absent the provisions of this Section 5.11, and (z) this Agreement and Parent’s provision of financing to Buyer with the Subordinated Note constitute good and sufficient consideration for the restrictive covenants of Buyer and Troy Gregory set forth in this Section 5.11. For a period until the later of (1) two years after the Closing or (2) the time that Buyer pays Parent the full aggregate principal amount of the Subordinated Note and accrued interest thereon, neither Buyer nor Troy Gregory shall, and shall cause each of their Affiliates not to, directly or indirectly:

(i) own, operate, manage, control, engage in, invest in or participate in, act as a consultant or advisor to or render services for any activities or businesses within the United States that offer or provide recruitment or staffing services to the legal industry, including as an employee, agent, advisor, consultant, stockholder, partner, investor, owner, director or partner, or otherwise assist any person or entity in any way to do, or attempt to do, any of the foregoing; or

(ii) hire any employees of Parent and its Affiliates that are employed in Parent’s legal practice group on November 1, 2007, unless such employee’s employment with Parent or its Affiliates has been terminated by Parent or its Affiliates for a period of six months before any such solicitation or hiring.

(b) Notwithstanding the foregoing, Section 5.11(a) shall not prohibit Buyer, Troy Gregory or any of their Affiliates from owning up to 1% of the outstanding capital stock of any entity if such stock is listed on a national securities exchange or is regularly traded in the over-the-counter market by a member of a national securities exchange.

(c) Notwithstanding any other provision of this Agreement, it is understood and agreed that the remedy of indemnity payments pursuant to Article 8 and other remedies at law would be inadequate in the case of any breach of the covenants contained in this Section 5.11. Parent shall be entitled to equitable relief, including the remedy of specific performance, with respect to any breach or attempted breach of such covenants.

(d) If, at the time of enforcement of this Section 5.11, a court holds that any of the restrictions stated herein are unreasonable under circumstances then existing, the parties hereto agree that the maximum period, scope or geographical area deemed reasonable under such circumstances will be substituted for the stated period, scope or area as contained in this Section 5.11.

5.12. Sales Tax Matters. Parent shall use commercially reasonable efforts to resolve the matters set forth on Item 1 of Schedule 3.1(p) with the applicable Government Entities with due regard to preserving the Business and the relationship with the applicable customers.

5.13. Hershey Receivables. Following receipt of proceeds from Hershey Receivables, Buyer agrees to promptly forward or cause to be forwarded to Parent any and all proceeds from Hershey Receivables that are received by Buyer after the Closing Date. Notwithstanding the foregoing, Buyer shall deliver any such proceeds that are $100,000 or greater within two (2) business days for the first sixty (60) days after the Closing and thereafter once a week. If, after the Closing Date, Buyer receives any payment from The Hershey Company or its affiliates and at the time of such payment there are outstanding Hershey Receivables, on the one hand, and there are outstanding accounts receivable to Buyer from The Hershey Company or its affiliates, on the other hand (“Buyer Receivables”), and the payment (a) does not indicate whether it is in respect of Hershey Receivables or Buyer Receivables or (b) indicates that it is in payment of both Hershey Receivables and Buyer Receivables without specifying the portion to be allocated to each, then Parent and Buyer shall consult with each other to determine the proper allocation of such payments; and, if they are unable to reach agreement on the proper allocation, such payment shall be applied so as to retire Hershey Receivables and Buyer Receivables in chronological order to the oldest accounts first based upon the period of time such accounts receivable have existed on the books of Sellers or Buyer, as the case may be. Without limiting the foregoing, Buyer shall, and shall cause its employees with a relationship with The Hershey Company or its affiliates to, cooperate with Parent and provide Parent reasonable assistance in Parent’s efforts to collect the Hershey Receivables.

6. Conditions Precedent to Obligations of Buyer. The obligations of Buyer under this Agreement are subject to the satisfaction (or written waiver by Buyer) prior to or at the Closing of each of the following conditions:

6.1. Accuracy of Representations; Performance of Obligations. Except for those representations and warranties which are made as of a particular date, the representations and warranties of Sellers in this Agreement shall be true and correct (ignoring for this purpose any materiality or Material Adverse Effect qualifiers in such representations and warranties) on the date hereof, except for breaches of representations and warranties that, individually or in the aggregate, would not have a Material Adverse Effect. The representations and warranties of Sellers contained in this Agreement which are made as of a particular date shall be true and correct (ignoring for this purpose any materiality or Material Adverse Effect qualifiers in such representations and warranties) as of such date, except for breaches of representations and warranties that, individually or in the aggregate, would not have a Material Adverse Effect. Sellers shall have performed in all material respects the agreements, covenants and obligations to be performed by them prior to the consummation of the Closing. At the Closing, an executive officer of the Parent shall deliver to the Buyer a compliance certificate which shall certify as to matters set forth in this Section 6.1.

6.2. No Orders. No final Order shall have been issued by any Government Entity that restrains, enjoins or otherwise prohibits the transactions contemplated hereby and remains in effect.

6.3. Consents. Sellers shall have obtained, and delivered to Buyer, in form and substance reasonably acceptable to Buyer, written consents from each of the persons or entities identified on Schedule 6.3.

6.4. Closing Deliveries. Buyer shall have received the documents and deliveries required to be delivered pursuant to Sections 2.2(a) and 9.2.

7. Conditions Precedent to Obligations of Sellers. The obligations of Sellers under this Agreement are subject to the satisfaction (or waiver by Parent) prior to or at the Closing of each of the following conditions:

7.1. Accuracy of Representations; Performance of Obligations. Except for those representations and warranties which are made as of a particular date, the representations and warranties of Buyer in this Agreement shall be true and correct in all material respects (except with respect to those representations and warranties which are qualified as to materiality, which shall be true in all respects) on the date hereof. The representations and warranties of Buyer contained in this Agreement which are made as of a particular date shall be true and correct in all material respects (except with respect to those representations and warranties which are qualified as to materiality, which shall be true in all respects) as of such date. Buyer shall have performed or complied with in all material respects the agreements, covenants and obligations to be performed or complied with by it prior to the consummation of the Closing. At the Closing, an executive officer of Buyer shall deliver to the Parent a compliance certificate which shall certify as to matters set forth in this Section 7.1.

7.2. No Orders. No final Order shall have been issued by any Government Entity that restrains, enjoins or otherwise prohibits the transactions contemplated hereby and remains in effect.

7.3. Closing Deliveries. Parent shall have received the documents and deliveries required to be delivered pursuant to Sections 2.1 and 9.3.

8. Indemnification

8.1. Indemnification by Parent.

(a) Subject to the terms and conditions of this Article 8, Parent shall indemnify and hold harmless Buyer and its owners, directors, officers, employees and controlling persons and Buyer’s 401(k) Plan and the Buyer 401(k) Trust and their respective shareholders, directors, employees, trustees, fiduciaries, administrators and agents (the “Buyer Indemnitees”) from and against all Losses asserted against, resulting to, imposed upon or incurred by any such person, directly or indirectly, by reason of or resulting from (i) any breach of the representations and warranties made by Sellers in Section 3.1 of this Agreement or in the certificate delivered by Parent pursuant to Section 6.1, (ii) any breach of any covenant by any of the Sellers contained in this Agreement, (iii) any Excluded Liabilities, (iv) any claim that relates to Parent’s 401(k) Plan, the Parent 401(k) Trust or any Transferred accounts under the Parent 401(k) Trust, that is attributable to, or has as a basis, any act or omission or thing whatsoever, alleged to have occurred on or prior to the Transfer, or (v) the matters set forth in Item 8 of Schedule 3.1(p).

(b) Parent’s obligations under Section 8.1(a) shall be subject to the following limitations:

(i) Except with respect to breaches of Fundamental Representations, and except for breaches of representations as a result of fraud, gross negligence and willful misconduct, Parent shall not have any indemnification obligation for Losses under Section 8.1(a)(i) unless and until the aggregate of all Losses relating thereto for which Parent would, but for this Section 8.1(b)(i), be required to indemnify the Buyer Indemnitees exceeds on a cumulative basis an amount equal to $150,000, at which point Parent, subject to Section 8.1(b)(ii), shall indemnify Buyer for such Losses, but only to the extent such Losses exceed $100,000.

(ii) Except with respect to breaches of Fundamental Representations, and except for breaches of representations as a result of fraud, gross negligence and willful misconduct, Parent shall not have any indemnification obligation for Losses under Section 8.1(a)(i) to the extent the aggregate amount of Losses for which Parent would otherwise be liable exceeds $4,000,000.

(iii) Parent shall not have any indemnification obligation to the extent any Losses under Section 8.1(a)(i) were included as a liability or reserve in the calculation of the Net Working Capital pursuant to Section 2.2.

(iv) Parent’s indemnification obligations under Section 8.1(a)(i) shall terminate as to each representation and warranty upon the expiration thereof pursuant to Section 3.3; provided, however, that such obligations shall not terminate with respect to any item as to which a Buyer Indemnitee shall have, prior to the expiration of the applicable representation and warranty, previously made a claim by delivering a notice that constitutes an Indemnification Notice and complies with the requirements therefore, but only with respect to the content of, and on the basis set forth in, such Indemnification Notice.

8.2. Indemnification By Buyer.

(a) Subject to the terms and conditions of this Article 8, Buyer shall indemnify and hold harmless Sellers and their directors, officers, employees and controlling persons (the “Parent Indemnitees”), from and against all Losses asserted against, resulting to, imposed upon or incurred by any such person, directly or indirectly, by reason of or resulting from (i) any breach of the representations and warranties made by Buyer in Section 3.2 of this Agreement or in the certificate delivered by Buyer pursuant to Section 7.1, (ii) any breach of any covenant by Buyer contained in this Agreement, (iii) any Assumed Liabilities, or (iv) Buyer’s use of the Hudson Marks except to the extent permitted in this Agreement.

(b) Buyer’s obligations under Section 8.2(a) shall be subject to the following limitations:

(i) Except with respect to breaches of Fundamental Representations, and except for breaches of representations as a result of fraud, gross negligence and willful misconduct, Buyer shall not have any indemnification obligation for Losses under Section 8.2(a)(i) unless and until the aggregate of all Losses relating thereto for which Sellers would, but for this Section 8.2(b)(i), be required to indemnify the Parent Indemnitees exceeds on a cumulative basis an amount equal to $150,000, at which point Buyer, subject to Section 8.2(b)(ii), shall indemnify Sellers for such Losses, but only to the extent such Losses exceed $100,000.

(ii) Except with respect to breaches of Fundamental Representations, and except for breaches of representations as a result of fraud, gross negligence and willful misconduct, Buyer shall not have any indemnification obligation for Losses under Section 8.2(a)(i) to the extent the aggregate amount of Losses for which Buyer would otherwise be liable exceeds $4,000,000.

(iii) Buyer’s indemnification obligations under Section 8.2(a)(i) shall terminate as to each representation and warranty upon the expiration thereof pursuant to Section 3.3; provided, however, that such obligations shall not terminate with respect to any item as to which a Parent Indemnitee shall have, prior to the expiration of the applicable representation and warranty, previously made a claim by delivering a notice that constitutes an Indemnification Notice and complies with the requirements therefore, but only with respect to the content of, and on the basis set forth in, such Indemnification Notice.

8.3. Procedures Relating to Indemnification Between Buyer and Parent. Following the discovery of any facts or conditions that could reasonably be expected to give rise to a Loss or Losses for which indemnification under this Article 8 can be obtained, the party seeking indemnification under this Article 8 (the “Indemnified Party”) shall, as soon as possible (and in any event within thirty (30) days) thereafter, provide written notice to the party from whom indemnification is sought (the “Indemnifying Party”), setting forth, to the extent then known, the specific facts and circumstances, in reasonable detail, relating to such Loss or Losses, the amount of Loss or Losses (or a non-binding, reasonable estimate thereof if the actual amount is not known or not capable of reasonable calculation) and the specific Section(s) of this Agreement upon which the party seeking indemnification is relying in seeking such indemnification (“Indemnification Notice”); provided, however, the failure to timely deliver an Indemnification Notice hereunder shall not reduce an Indemnifying Party’s obligation to provide indemnification under this Article 8, except to the extent such Indemnifying Party is actually prejudiced by such delinquent delivery.

8.4. Procedures Relating to Indemnification for Third Party Claims.

(a) Notice. In order for an Indemnified Party to be entitled to any indemnification provided for under this Agreement arising out of or involving a claim or demand made by any other person or entity, including a Government Entity (a “Third Party Claim”), the Indemnified Party shall provide an Indemnification Notice to the Indemnifying Party relating to the Third Party Claim as soon as possible (and in any event within thirty (30) days) after receipt by such Indemnified Party of notice of the Third Party Claim; provided, however, the failure to timely deliver an Indemnification Notice hereunder shall not reduce an Indemnifying Party’s obligation to provide indemnification under this Article 8, except to the extent such Indemnifying Party is actually prejudiced by such delinquent delivery. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within five (5) business days after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim; provided, however, the failure to timely deliver any such copies shall not reduce the Indemnifying Party’s obligation to provide indemnification under this Article 8, except to the extent such Indemnifying Party is actually prejudiced by such delinquent delivery.

(b) Defense. If a Third Party Claim is made against the Indemnified Party, the Indemnifying Party shall be entitled to participate in the defense thereof and, if the Indemnifying Party so chooses, to assume the defense thereof with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party. Should the Indemnifying Party so elect to assume and thereafter actively and in good faith defend the defense of a Third Party Claim, the Indemnifying Party shall not be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof. If the Indemnifying Party assumes such defense, then the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood, however, that the Indemnifying Party shall control such defense. The Indemnifying Party shall be liable for the fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense thereof or actively and in good faith defend such Third Party Claim. If the Indemnifying Party chooses to defend any Third Party Claim, all the parties hereto shall cooperate in the defense or prosecution of such Third Party Claim. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of Records that are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. If the Indemnifying Party, within a reasonable time after receipt of an Indemnification Notice relating to a Third Party Claim (but in no event more than five (5) business days), chooses not to assume defense of a Third Party Claim or fails to defend such Third Party Claim actively and in good faith, the Indemnified Party shall (upon further notice) have the right to undertake the defense, compromise or settlement of such Third Party Claim or consent to the entry of judgment with respect to such Third Party Claim on behalf of, and for the account and risk of, the Indemnifying Party, and the Indemnifying Party shall have no right to challenge the Indemnified Party’s defense, compromise, settlement or consent to judgment.

8.5. Insurance and Tax Effect. The amount of any Losses for which indemnification is provided under this Article 8 shall be net of any (a) any amounts actually recovered by the Indemnified Party pursuant to any indemnification by, or indemnification or other agreement with, any third party, (b) Tax benefits actually realized by the Indemnified Party with respect to such Losses, and (c) amounts actually recovered from insurance proceeds in respect of such Losses (in each case net of any costs incurred to recover such amounts). The party seeking indemnification under this Article 8 shall use commercially reasonable efforts (but shall not have to commence any litigation or arbitration) to make a claim for recovery of the amounts described in Section 8.5(b) and 8.5(c). The parties acknowledge and agree that no right of subrogation shall accrue and inure to the benefit of any source of any such amounts hereunder.

8.6. Exclusive Remedy. Except for rights expressly provided in Article 5.12 and Article 7, and except for claims or causes of action based upon fraud, gross negligence and willful misconduct, the indemnification provisions of this Article 8 shall be the sole and exclusive remedy with respect to any and all claims arising out of or relating to Buyer’s investigation of the Business, this Agreement, the negotiation and execution of this Agreement or any Contract entered into pursuant hereto (except to the extent otherwise expressly set forth therein) or the performance by the parties of its or their terms, and except as provided herein, no other remedy shall be had pursuant to any contract, misrepresentation, or other tort theory or otherwise by Buyer, Parent or Sellers and their respective officers, directors, employees, agents, Affiliates, attorneys, consultants, successors and assigns, all such remedies being hereby expressly waived to the fullest extent permitted under applicable Law. Without limitation, except for claims or causes of action based upon fraud, gross negligence and willful misconduct, the procedures set forth in this Article 8 constitute the sole and exclusive remedy of the parties arising out of any breach or claimed breach of the representations and warranties set forth in Article 3. In addition to the foregoing, except for claims or causes of action based upon fraud, gross negligence and willful misconduct, the amount of indemnification obligations of Parent set forth in this Article 8 shall be the maximum amount of indemnification obligations set forth hereunder and none of the parties shall be entitled to a rescission of this Agreement (or any related agreements) or any further indemnification rights or claims of any nature whatsoever, all of which each party hereby waives.

9. Closing

9.1. Closing Date. The consummation of the transactions provided for in this Agreement shall take place at the offices of Foley & Lardner LLP, 777 East Wisconsin Avenue, Milwaukee, Wisconsin, at 7:00 a.m., Eastern Time, on February 4, 2008, or at such other time, date and place as shall be agreed upon by Parent and Buyer. It is understood and agreed that the consummation of the transactions contemplated hereby will be deemed for purposes of this Agreement and for all other intents and purposes to have occurred at 12:01 a.m., Eastern Time, on February 4, 2008 (the “Closing”) and the date on which the Closing occurs shall be the “Closing Date.”

9.2. Documents to be Delivered by Sellers. At the Closing, Sellers shall deliver to Buyer the following documents, in each case duly executed or otherwise in proper form:

(a) Compliance Certificate. The certificate described in Section 6.1, duly executed by an executive officer of the Parent;

(b) Certified Resolutions. Certified copies of the resolutions of the Boards of Directors of Sellers authorizing and approving this Agreement and the consummation of the transactions contemplated by this Agreement;

(c) Instruments of Conveyance and Transfer. A bill of sale, assignment and assumption agreement, in the form attached hereto as Exhibit G, annexed hereto and made a part hereof (“Bill of Sale”), executed by each of the Sellers;

(d) Transition Services Agreement. A transition services agreement, in the form of Exhibit H, duly executed by Parent (the “Transition Services Agreement”);

(e) FIRPTA Certificates. Affidavits of non-foreign status for each Seller that comply with Section 1445 of the Code and the regulations promulgated thereunder;

(f) Trademark Assignment. A trademark assignment, in the form of Exhibit I, duly executed by Hudson Global Resources America, Inc. (the “Trademark Assignment”);

(g) Intercreditor Agreement. An intercreditor agreement, in the form of Exhibit J, duly executed by Parent (the “Intercreditor Agreement”);

(h) Subordinated Loan Agreement. The Subordinated Loan Agreement, duly executed by Parent;

(i) Escrow Agreement. An escrow agreement, in the form of Exhibit K, duly executed by Parent (the “Escrow Agreement”); and

(j) Other Documents. All other documents, instruments or writings required to be delivered to Buyer prior to or at the Closing pursuant to this Agreement and such other certificates of authority and documents as Buyer may reasonably request.

9.3. Documents to be Delivered by Buyer. At the Closing, Buyer shall deliver to Sellers the following documents, in each case duly executed or otherwise in proper form:

(a) Compliance Certificate. The certificate described in Section 7.1, duly executed by an executive officer of the Buyer;

(b) Subordinated Loan Agreement. The Subordinated Loan Agreement, the Subordinated Note and the Collateral Documents (as defined in the Subordinated Loan Agreement), each duly executed by Buyer;

(c) Warrant. The Warrant, duly executed by Buyer.

(d) Certified Resolutions. A certified copy of the resolutions of the Board of Directors of Buyer authorizing and approving this Agreement and the consummation of the transactions contemplated by this Agreement;

(e) Instruments of Assumption. The Bill of Sale, duly executed by Buyer;

(f) Transition Services Agreement. The Transition Services Agreement, duly executed by Buyer;

(g) LLC Agreement. The LLC Agreement, duly executed by the parties thereto;

(h) Trademark Assignment. The Trademark Assignment, duly executed by Buyer;

(i) Intercreditor Agreement. The Intercreditor Agreement, duly executed by Buyer and Brown Brothers;

(j) Escrow Agreement. The Escrow Agreement, duly executed by Buyer and the Escrow Agent; and

(k) Other Documents. All other documents, instruments or writings required to be delivered to Parent prior to or at the Closing pursuant to this Agreement and such other certificates of authority and documents as Parent may reasonably request.

10. [Intentionally Omitted]

11. Miscellaneous

11.1. Publicity. Parent and Buyer agree that, from the date hereof through the Closing Date, no public release or announcement concerning the transactions contemplated hereby shall be issued or made by any party without the prior consent of the other party (which consent shall not be unreasonably withheld or conditioned), except (a) as such release or announcement may, in the judgment of the releasing party, be required by Law or any rule or regulation of any United States securities exchange on which the securities of the releasing party are listed, in which case the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance, and (b) subject to Buyer’s prior approval of the form and substance thereof, which approval shall not be unreasonably withheld, delayed or conditioned, that Sellers may make such announcements to their employees. Notwithstanding the foregoing, Buyer and Parent may each issue a press release on the Closing Date, provided that the party issuing the release shall allow the other party reasonable time to comment on such release in advance of such issuance. Sellers and Buyer agree to keep the terms of this Agreement confidential, except to the extent required by applicable Law or for financial reporting purposes and except that the parties may disclose such terms to their respective accountants and other representatives as necessary in connection with the ordinary conduct of their respective businesses (so long as such persons agree to keep the terms of this Agreement confidential).

11.2. Fees and Expenses. Except as otherwise stated in this Agreement or as set forth below and regardless of whether or not the transactions contemplated hereby are consummated, all expenses incurred by the parties hereto shall be borne solely and entirely by the party that has incurred such expenses.

11.3. Notices. Except as otherwise set forth in this Agreement, all notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally, if sent by facsimile or mailed, first class mail, postage prepaid, return receipt requested, as follows:

(a)	if to Sellers:

Hudson Highland Group, Inc.
10 South Wacker Drive, Suite 2600
Chicago, Illinois 60606
Attention: Latham Williams
Fax: (312) 795-4299

with a copy to:

Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5367
Attention: Benjamin F. Garmer, III
Fax: (414) 297-4900

(b)	if to Buyer:

System One Holdings, LLC
503 Martindale, Suite 200
Pittsburgh, Pennsylvania 15212
Attention: Daniel J. Moran, CPA
Fax: 412-995-4603

with a copy to:

Lowenstein Sandler PC
1251 Avenue of the Americas, 18th Floor
New York, New York 10020
Attention: Steven E. Siesser, Esq.
Fax: 973.597.2507

or to such other address as either party shall have specified by notice in writing to the other party. All such notices, requests, demands and communications shall be deemed to have been received on the date of personal delivery or telecopy or on the third business day after the mailing thereof.

11.4. Binding Effect; Benefit. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

11.5. Assignability. This Agreement shall not be assignable (by operation of law or otherwise) by Sellers without the prior written consent of Buyer or by Buyer without the prior written consent of Parent, and any attempted assignment without such consent shall be void and without effect; provided, however, that Buyer may assign its rights under Section 5.7 to an entity that acquires or is assigned (by operation of law or otherwise) substantially all of the assets of the Business and Parent may assign its rights under Section 5.11 to an entity that acquires or is assigned (by operation of law or otherwise) substantially all of the assets of Parent’s and its Affiliates’ legal recruitment and staffing business, in each case upon written notice to the other party but without the consent of such other party.

11.6. Amendment. This Agreement shall not be amended, supplemented or otherwise modified except by a written instrument executed by Parent and Buyer.

11.7. Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained herein, and in any documents delivered or to be delivered pursuant to this Agreement and in connection with the Closing hereunder. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

11.8. Exhibits and Schedules. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any matter or item disclosed on one Schedule shall be deemed to have been disclosed on each other Schedule to the extent it is reasonably clear on the face of such disclosure that such disclosed information is applicable thereto. Sellers may include in the Schedules items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement. No disclosure on a Schedule relating to a possible breach or violation of any Contract, Law or Order shall be construed as an admission or indication that breach or violation exists or has actually occurred. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

11.9. Knowledge. The term “knowledge” when used in the phrases “to the knowledge of Parent” or “Parent has no knowledge” or words of similar import shall mean, and shall be limited to, the actual knowledge of the individuals listed on Schedule 11.9 and shall include only their actual present knowledge obtained in their respective capacities with Sellers.

11.10. Articles and Section Headings; Table of Contents. The Articles and Section headings contained in this Agreement and the Table of Contents to this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. All references in this Agreement to any “Section” or “Article” are to the corresponding Section or Article of this Agreement unless otherwise specified.

11.11. Severability. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, then all other provisions of this Agreement shall not be affected and shall remain in full force and effect.

11.12. No Strict Construction. Notwithstanding the fact that this Agreement has been drafted or prepared by one of the parties, each of the parties confirms that both it and its counsel have reviewed, negotiated and adopted this Agreement as the joint agreement and understanding of the parties, and the language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any person.

11.13. Applicable Law. The interpretation and construction of this Agreement, and all matters relating hereto, will be governed by the laws of the State of New York applicable to contracts made and to be performed entirely within the State of New York without giving effect to any conflict of law provisions thereof.

11.14. Jurisdiction; Venue; Waiver of Jury Trial. Each party irrevocably and unconditionally submits to the exclusive jurisdiction of any State or Federal court sitting in New York County, State of New York over any suit, action or proceeding arising out of or relating to this Agreement. Without limitation of other means of service, each party agrees that service of any process, summons, notice or document with respect to any action, suit or proceeding may be served on it in accordance with the notice provisions set forth herein. Each party irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Each party agrees that a final judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon such party and may be enforced in any other courts to whose jurisdiction such party is or may be subject, by suit upon such judgment. Each party hereby waives its rights to a trial by jury of any claim or cause of action arising out of or relating to Buyer’s investigation of the Business, this Agreement, the negotiation and execution of this Agreement or any Contract entered into pursuant hereto (except to the extent otherwise expressly set forth therein) or the performance by the parties of their obligations hereunder or thereunder in any action, proceeding or other litigation of any type brought by one party against the other, regardless of the basis of the claim or cause of action.

11.15. Entire Agreement; Exclusivity of Agreement. This Agreement (including the Exhibits and Schedules hereto) and the Confidentiality Agreement constitute the entire agreement between the parties hereto and supersede all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof. The parties hereto have voluntarily agreed to define their rights, liabilities and obligations respecting the subject matter of this Agreement exclusively in contract pursuant to the express terms and provisions of this Agreement. Except for claims for fraud and willful misconduct, the sole and exclusive remedies for any breach of the terms and provisions of this Agreement (including any representations and warranties set forth herein) shall be those remedies available at law or in equity for breach of contract only (as such contract remedies may be further limited or excluded pursuant to the express terms of this Agreement).

11.16. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

11.17. Definitions and Other Interpretive Matters.

(a) For purposes of this Agreement, the following terms shall have the meanings specified in this Section 11.17(a):

“1099 Contractor” shall have the meaning set forth in Section 1.4(i).

“2007 Plan Year” shall have the meaning set forth in Section 5.6(d).

“Adjusted Closing Statement” shall have the meaning set forth in Section 2.2(c).

“Affiliate” shall have the meaning ascribed to such term in Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

“Agreed Accounting Principles” means the accounting principles set forth on Exhibit D.

“Agreement” shall have the meaning set forth in the preamble of this Agreement.

“Applicable Rate” shall have the meaning set forth in Section 2.2(e).

“Assets” shall have the meaning set forth in Section 1.1.

“Assumed Contracts” shall have the meaning set forth in Section 1.1(e).

“Assumed Liabilities” shall have the meaning set forth in Section 1.3.

“Benched Employee” shall have the meaning set forth in Section 1.4(i).

“Beneficial Rights” shall have the meaning set forth in Section 1.5.

“Benefit Arrangement” shall mean any plan or arrangement not subject to ERISA maintained or otherwise contributed to by any Seller for the benefit of Business Employees and providing for deferred compensation, bonuses, equity compensation, employee insurance coverage or any similar compensation or welfare benefit arrangement, including without limitation any employment agreement, bonus arrangement, stock option, stock purchase, deferred compensation plan or arrangement, vacation pay, severance pay or other employee fringe benefit plans maintained, sponsored or contributed to by any Seller or any of their Affiliates for the benefit of any Business Employee or dependent or beneficiary of any Business Employee.

“Benefit Plans” shall have the meaning set forth in Section 3.1(m)(i)(A).

“Bill of Sale” shall have the meaning set forth in Section 9.2(c).

“Brown Brothers” shall mean Brown Brothers Harriman & Co.

“Business” shall have the meaning set forth in the recitals to this Agreement.

“Business Consultant” shall have the meaning set forth in Section 3.1(i)(i)(C).

“Business Employee” shall have the meaning set forth in Section 3.1(i)(i)(B).

“Business Permits” shall have the meaning set forth in Section 1.1(f).

“Buyer” shall have the meaning set forth in the preamble of this Agreement.

“Buyer 401(k) Plan Trust” shall have the meaning set forth in Section 5.6(d).

“Buyer Indemnitees” shall have the meaning set forth in Section 8.1.

“Buyer Receivables” shall have the meaning set forth in Section 5.13.

“Buyer’s 401(k) Plan” shall have the meaning set forth in Section 5.6(d).

“Buyer’s Objection” shall have the meaning set forth in Section 2.2(c).

“Closing” shall have the meaning set forth in Section 9.1.

“Closing Date” shall have the meaning set forth in Section 9.1.

“Closing Statement” shall have the meaning set forth in Section 2.2(b).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Competing Activities” shall have the meaning set forth in Section 5.7.

“Competitive Business” shall have the meaning set forth in Section 5.7.

“Confidentiality Agreement” means the confidentiality agreement entered into between Troy Gregory and Parent, dated June 22, 2007 (the “Confidentiality Agreement”).

“Contracts” shall have the meaning set forth in Section 1.1(e).

“CPA Firm” shall have the meaning set forth in Section 2.2(c).

“Current Assets” shall mean the current assets of the Business that constitute Assets as set forth in the “Working Capital Asset Accounts” on Exhibit D.

“Current Liabilities” shall mean the current liabilities of the Business that constitute Assumed Liabilities as set forth in the “Working Capital Liability Accounts” on Exhibit D.

“DOL” shall have the meaning set forth in Section 3.1(u).

“Encumbrance” shall have the meaning set forth in Section 3.1(f)(i).

“Equity Equivalents” shall have the meaning set forth in Section 3.2(f).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” shall mean Wells Fargo Bank National Association.

“Escrow Agreement” shall have the meaning set forth in Section 9.2(i).

“Estimated Closing Statement” shall have the meaning set forth in Section 2.2.

“Excluded Assets” shall have the meaning set forth in Section 1.2.

“Excluded Liabilities” shall have the meaning set forth in Section 1.4.

“Excluded Matter” means any one or more of the following: (i) the effect of any change in the United States or foreign economies or securities or financial markets in general; (ii) the effect of any change that generally affects the industry in which the Business operates; (iii) the effect of any change arising in connection with earthquakes, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (iv) the effect of any changes in applicable Laws or accounting rules; or (v) any effect resulting from the public announcement of this Agreement, compliance with terms of this Agreement or the consummation of the transactions contemplated by this Agreement.

“Financing Commitments” shall have the meaning set forth in Section 3.2(e).

“Financial Statements” shall have the meaning set forth in Section 3.1(d).

“GAAP” shall mean generally accepted accounting principles in the United States.

“Government Entities” shall mean any court, arbitrator, department, commission, board, bureau, agency, authority, instrumentality or other body, whether federal, state, municipal, foreign or other.

“Hershey Receivables” shall mean the unbilled and unbilled accounts receivable of Sellers from The Hershey Company or its affiliates prior to the Closing Date.

“Holdings” shall have the meaning set forth in the preamble of this Agreement.

“Indebtedness” means, with respect to any Seller, without duplication, (a) all obligations of such Seller for borrowed money, (b) all obligations of such Seller for the deferred or contingent purchase price of assets, property or services (including without limitation, the current portion of such obligation) and other forms of acquisition-related earnouts, (c) all obligations of such Seller evidenced by bonds, debentures, notes or similar instruments, inclusive of outstanding principal, prepayment premiums, if any, and accrued interest, fees and expenses, related thereto, (d) all obligations under capital leases (which obligations are required to be classified and accounted for as capital lease obligations on a balance sheet of such Seller under GAAP), (e) all obligations, contingent or otherwise, of such Seller as an account party in respect of letters of credit, bankers’ acceptances or similar facilities (f) all obligations under any interest rate, currency or similar hedging agreement, (g) all obligations of such person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock or equity interest of such person or any options, rights or warrants to acquire the foregoing, and (h) all direct or indirect guarantee, support or keep well obligations of such Seller with respect to obligations of the kind referred to in clauses (a) through (h) of this definition.

“Indemnification Notice” shall have the meaning set forth in Section 8.3.

“Indemnified Party” shall have the meaning set forth in Section 8.3.

“Indemnifying Party” shall have the meaning set forth in Section 8.3.

“Initial Cash Purchase Price” shall have the meaning set forth in Section 2.1(e).

“Intellectual Property” means any and all worldwide rights in, arising from or associated with the following, whether protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention: (1) all patents and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, substitutions, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries including, without limitation, invention disclosures (“Patents”); (2) all trade secrets and other proprietary information which derives independent economic value from not being generally known to the public; (3) all copyrights, copyrights registrations and applications therefor (“Copyrights”); (4) all uniform resource locators, e-mail and other internet addresses and domain names and applications and registrations therefor (“URLs”); (5) all trade names, corporate names, logos, slogans, trade dress, trademarks, service marks, and trademark and service mark registrations and applications therefor and all goodwill associated therewith (“Trademarks”); (6) computer programs (whether in source code, object code, or other form), databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals an training materials relating to the foregoing; and (7) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world.

“Intercreditor Agreement” shall have the meaning set forth in Section 9.2(g).

“IRS” shall mean the Internal Revenue Service.

“Laws” shall mean any federal, state, local, foreign or other statute, law, ordinance, rule or regulation (including, without limitation, any environmental laws).

“Leased Real Property” shall have the meaning set forth in Section 1.1(a).

“Liabilities” shall mean any direct or indirect liability or obligation that a person owes to or at the behest of any other party, fixed or unfixed, known or unknown, asserted or unasserted, liquidated or unliquidated, secured or unsecured, whether called a liability, obligation indebtedness, guaranty, endorsement, claim or responsibility or otherwise.

“LLC Agreement” shall have the meaning set forth in Section 3.2(g).

“Losses” shall mean (i) all debts, liabilities and obligations owed to or at the behest of any other party; (ii) all losses, damages, judgments, awards, penalties and settlements; (iii) all demands, claims, suits, actions, causes of action, proceedings and assessments, whether or not ultimately determined to be valid; and (iv) all costs and expenses (including interest (excluding prejudgment interest in any litigated or arbitrated matter other than that payable to a third party), court costs and reasonable fees and expenses of attorneys and expert witnesses) of investigating, defending or asserting any of the foregoing, but shall exclude, in each of clauses (i) through (iv) above, consequential, special or punitive damages, including loss of profits, other than such damages awarded to a third party.

“Management” shall have the meaning set forth in the preamble of this Agreement.

“Material Adverse Effect” shall mean an event, occurrence or change that has had or would reasonably be expected to have a material adverse effect on (i) the business, assets, properties, results of operations or financial condition of the Business taken as a whole or (ii) the ability of Sellers to consummate the transactions contemplated by this Agreement, other than in each case an effect resulting from an Excluded Matter.

“Material Contracts” shall have the meaning set forth in Section 3.1(g).

“Net Working Capital” shall mean the amount by which the Current Assets exceed the Current Liabilities, in each case as reflected on the Estimated Closing Statement, the Closing Statement or the Adjusted Closing Statement, as the case may be, and determined in accordance with Section 2.2 and the Agreed Accounting Principles.

“Orders” shall mean any order, writ, injunction, judgment, plan or decree of any Government Entity.

“Parent” shall have the meaning set forth in the preamble of this Agreement.

“Parent 401(k) Plan Trust” shall have the meaning set forth in Section 5.6(d).

“Parent Indemnitees” shall have the meaning set forth in Section 8.2.

“Parent’s 401(k) Plan” shall have the meaning set forth in Section 3.1(u).

“Permitted Encumbrance” shall have the meaning set forth in Section 3.1(f)(i).

“Pre-Closing Tax Period” means: (i) any Tax period ending on or before the Closing Date; and (ii) with respect to a Tax period that commences before but ends after the Closing Date, the portion of such period up to and including the Closing Date.

“Purchase Price” shall have the meaning set forth in Section 2.1.

“Recent Balance Sheet” shall have the meaning set forth in Section 3.1(d).

“Records” shall mean all lists, records and other information pertaining to accounts, personnel and referral sources, all lists and records pertaining to suppliers and customers, and all books and records of every kind, whether evidenced in writing, electronically (including by computer) or otherwise.

“Registered Intellectual Property” means all United States and foreign: (1) Patents; (2) registered Trademarks, applications to register Trademarks, including intent-to-use applications and other registrations or applications related to Trademarks; (3) Copyright registrations and applications to register Copyrights; (4) URL registrations and applications to register URLs; and (5) any other intellectual property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public legal authority at any time.

“Sellers” shall have the meaning set forth in the preamble of this Agreement.

“Sellers Intellectual Property” shall have meaning set forth in Section 3.1(j)(i).

“Senior Loan Agreement” means the Loan Agreement between Buyer and Brown Brothers attached hereto as Exhibit D.

“Subordinated Loan Agreement” shall have the meaning set forth in Section 2.1(b).

“Subordinated Note” shall have the meaning set forth in Section 2.1(b).

“Surviving Representations” shall have the meaning set forth in Section 3.3.

“Target Net Working Capital” shall mean an amount equal to $8,200,000.

“Tax” means any of the following, and “Taxes” means all of the following, imposed by or payable to any Government Entity: any income, gross receipts, license, payroll, employment, excise, severance, stamp, business, occupation, premium, windfall profits, environmental (including Taxes under section 59A of the Code), capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, or value added Tax, any alternative or add-on minimum Tax, any estimated Tax, and any levy, impost, duty, assessment or withholding in the nature of a Tax, in each case including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Returns” means any returns, declarations, reports, claims for refund, information returns or statements relating to Taxes, including any schedules or attachments thereto, and any amendments thereof, to be filed (whether on a mandatory or elective basis) with any Government Entity responsible for the imposition or collection of Taxes.

“Third Party Claim” shall have the meaning set forth in Section 8.4(a).

“Trademark Assignment” shall have the meaning set forth in Section 9.2(f).

“Transfer” shall have the meaning set forth in Section 5.6(d).

“Transfer Date” shall have the meaning set forth in Section 5.6(d).

“Transition Services Agreement” shall have the meaning set forth in Section 9.2(d).

“WARN Act” shall have the meaning set forth in Section 3.1(i)(ii).

“Warrant” shall have the meaning set forth in Section 2.1(c).

(b) Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(i) Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-business day, the period in question shall end on the next succeeding business day.

(ii) Dollars. Any reference in this Agreement to $ shall mean U.S. dollars.

(iii) Herein. The words such as “herein,” “hereinafter,” “hereof,” “hereby” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(iv) Including. The word “including” or any variation thereof means (unless the context of its usage otherwise requires) “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(v) Number. Where any group or category of items or matters is defined collectively in the plural number, any item or matter within such definition may be referred to using such defined term in the singular number, and vice versa.

IN WITNESS WHEREOF, Parent, Holdings, Management and Buyer have duly executed this Agreement as of the date first written above.

HUDSON HIGHLAND GROUP, INC.

By	/s/ Mary Jane Raymond
Name:	Mary Jane Raymond
Title:	Executive Vice President and Chief Financial Officer

HUDSON GLOBAL RESOURCES HOLDINGS, INC.

By	/s/ Mary Jane Raymond
Name:	Mary Jane Raymond
Title:	President

HUDSON GLOBAL RESOURCES MANAGEMENT, INC.

By	/s/ Mary Jane Raymond
Name:	Mary Jane Raymond
Title:	President

SYSTEM ONE HOLDINGS, LLC

By	/s/ Troy Gregory
Name:	Troy Gregory
Title:	Chief Executive Officer and President

/s/ Troy Gregory
Troy Gregory, personally solely for purposes of Section 5.11

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